
08049069


VICON

2007 Annual Report

Vicon Industries, Inc.

Letter To Our Shareholders

To Our Shareholders

The 2007 fiscal year, which ended on September 30, 2007, was a significant year for the Company in many respects. Revenues climbed 23% to $69.1 million while operating income jumped to $4.7 million versus a loss of $367,000 in the prior year. The dramatic improvement in operating results was driven by a combination of sales growth and gross margin improvement. Both U.S. and international revenues grew at a 20% plus rate, paced by increased sales in our traditional markets and across key product lines. Gross margins expanded to 42.5%, up from 39.3%, as a result of higher sales of IP (internet protocol) based products, productivity gains related to the higher revenue and lower component costs. The Company concluded fiscal 2007 in the strongest financial position of its 40-year history. At the end of calendar 2007, the Company had assets of $44.2 million, cash of $9.8 million, and net tangible equity of $33.2 million or $6.90 per common share outstanding. In January 2008, the remaining mortgage debt was paid off when it matured. The Company presently has no interest bearing debt and it is unlikely the Company will need to borrow money to support operations in the near future. From any perspective, fiscal 2007 was a good year and added to a solid financial foundation to continue to build upon.



Domestically, sales grew $6.7 million or 22.1% to $37 million, while international sales climbed $6.1 million or 23.4% to $32 million. The sales growth was driven by an improved win rate on projects as a result of growing market preference for Vicon products and services. Key product lines such as the ViconNet® video management platform, Kollector® digital and network video recorders and servers and SurveyorVFT™ robotic dome cameras led the way as each product group realized revenue increases. Order intake for fiscal 2007 totaled $65.7 million, up 16% from $56.8 million in fiscal 2006. Aside from the sales gains in the U.S., revenues also grew in the U.K., Northern Europe, Spain and Italy, while minor declines were experienced in Germany and the Middle East. The Company continues to invest in Europe where new factory direct sales engineers have been added in

Ireland, Central Europe, Italy and Spain. The vast majority of revenue worldwide is generated from a business model that utilizes Vicon factory direct sales engineers to identify projects, present a Vicon solution for the project requirements and nurture the project to receipt of order. As a result, revenues can and do fluctuate quarter to quarter based upon the win rate of projects and the timing of order receipt. The revenue decline for the first fiscal quarter of 2008 was indicative of the nature of our business.

Product development activities in 2007 were again active and aggressive. In mid-2007, the Company released the fourth generation of the ViconNet video management software (VMS), which provided the ability to manage not only all digital systems but also hybrid systems deploying both analog and digital equipment. The next generation, which is planned for fall 2008 release, will transform the ViconNet VMS to an open source platform supporting many third party IP cameras. This capability will allow the ViconNet VMS to be more universally adopted, especially where other manufacturers' IP cameras are presently installed or desired. The platform will also support the insipient megapixel cameras, HDTV resolution and an extensive suite of video analytics detection algorithms. In addition, over the past two years, the Company has undertaken the complete redesign of its analog control and matrix switch product line. The new modular product line, called PILOT, will manage and control video systems with as little as eight cameras up to system sizes employing in excess of 10,000 cameras. While the industry trend is clearly moving to digital or IP-based systems, there is a segment of the market that still prefers analog systems, and the PILOT product line will fill that need. 2007 also saw the introduction of two new IP camera product ranges: Roughneck® for high-security needs and I-ONYX® for general security applications. Both cameras provide a cost-effective, flexible alternative to traditional analog cameras.

The transition to IP video has greatly increased the burden on Vicon's engineering resources. Development projects are prioritized based upon anticipated market requirements. However, customer projects often dictate that we shift development tasks in order to comply with project specifications. In spite of these challenges, the Company's primary development focus is to maintain and enhance the ViconNet VMS as an industry leading platform that customers desire.

As the Company moves into its fifth decade in business and I into my 31st year at Vicon, I am reminded of the principles that have served the Company so well in the past. Stay focused on your customer, never compromise on quality, and deliver what you promise. Vicon will remain true to these principles. Lastly, I wish to thank our customers for their loyalty, employees for their dedication, business partners for their cooperation and shareholders for their support. It is sincerely appreciated!



Kenneth M. Darby
Chairman & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2007

Commission File No. 1-7939

VICON INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

NEW YORK	**11-2160665**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer identification No.)
89 Arkay Drive, Hauppauge, New York	**11788**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(631) 952-2288**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $.01	**American Stock Exchange**
(Title of class)	(Name of each exchange on which registered)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ___ No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **Yes ___ No _X_**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _X_ No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one)

Large Accelerated Filer ___ Accelerated Filer ___ Non-Accelerated Filer _X_

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934) **Yes ___ No _X_**

The aggregate market value of voting and non-voting Common Stock held by non-affiliates of the registrant based upon the closing price of $9.95 per share as of March 31, 2007 was approximately $30,898,000.

The number of shares outstanding of the registrant's Common Stock as of December 31, 2007 was 4,809,470.

PART I

ITEM 1 - BUSINESS

General

Vicon Industries, Inc. ("the Company"), incorporated in 1967, designs, manufactures, assembles and markets a wide range of video systems and system components used for security, surveillance, safety and control purposes by a broad group of end users. A video system is typically a private network that can transmit and receive video, audio and data signals in accordance with the operational needs of the user. The Company's primary business focus is the design of digital video systems that it produces and sells worldwide, primarily to installing dealers, system integrators, government entities and distributors.

The Company operates within the electronic protection segment of the security industry which includes, among others: fire and burglar alarm systems, access control, biometric and video systems and asset protection. The U.S. security industry consists of thousands of individuals and businesses (exclusive of public sector law enforcement) that provide products and services for the protection and monitoring of life, property and information. The security industry includes fire and burglar alarm systems, access control, video systems, asset protection, guard services and equipment, locks, safes, armored vehicles, security fencing, private investigations, biometric systems and others. The Company's products are typically used for crime deterrence, visual documentation, observation of inaccessible or hazardous areas, enhancing safety, managing liability, obtaining cost savings (such as lower insurance premiums), managing control systems and improving the efficiency and effectiveness of personnel. The Company's products are used in, among others, office buildings, manufacturing plants, apartment complexes, retail stores, government facilities, airports, transportation operations, prisons, casinos, hotels, sports arenas, health care facilities and financial institutions.

Products

The Company's product line consists of various elements of a video system, including network video encoders, decoders, servers and related video management software, analog and IP cameras, digital video and network video recorders, display units (monitors), matrix video switchers, robotic camera dome systems and system controls. The Company provides a comprehensive line of products due to the many varied climatic and operational environments in which the products are expected to perform. In addition to selling from a standard catalog line, the Company at times produces to specification or will modify an existing product to meet customer requirements.

The Company's products range from a simple camera mounting bracket to a large digital control, transmission, recording, storage and video matrix switching system. The Company's sales are concentrated principally among its digital video products (ViconNet and Kollector) and dome camera (Surveyor) product lines.

Marketing

The Company's marketing emphasizes engineered video system solutions, which include system design, project management, technical training and pre and post sales support. The Company promotes and markets its products through industry trade shows worldwide, product brochures and catalogues, direct marketing and electronic mailings to existing and prospective customers, webinars, in-house training seminars for customers and end users, road shows which preview new systems and system components, and advertising through trade and end user magazines and the Company's web site (www.vicon-cctv.com). The Company's products are sold principally to independent dealers, system integrators and distributors. Sales are made principally by field sales engineers and inside customer service representatives. The Company's sales effort is supported by in-house customer service coordinators and technical support groups which provide product information, application engineering, design detail, field project management, and hardware and software technical support.

The Company's products are employed in video system installations by: (1) commercial and industrial users, such as office buildings, manufacturing plants, warehouses, apartment complexes, shopping malls and retail stores; (2) federal, state, and local governments for national security purposes, municipal facilities, prisons, and military installations; (3) financial institutions, such as banks, clearing houses, brokerage firms and depositories, for security purposes; (4) transportation departments for highway traffic control, bridge and tunnel monitoring, and airport, subway, bus and seaport security and surveillance; (5) gaming casinos, where video surveillance is often mandated by regulatory authorities; and (6) health care facilities, such as hospitals, particularly psychiatric wards and intensive care units.

The Company's principal sales offices are located in Hauppauge, New York; Fareham, England; Zaventem, Belgium; and Neumunster, Germany.

International Sales

The Company sells its products in Europe, Scandinavia and the Middle East through its UK-based subsidiary and elsewhere outside the U.S. principally by direct export from its U.S. headquarters. In October 2004, the Company acquired all of the operating assets of Videotronic Infosystems GmbH, a 30-year old Germany based video system supplier, to expand its presence into the German video security market. The Company has a few territorial exclusivity agreements with customers but primarily uses a wide range of installation companies and distributors in international markets.

Export sales and sales from the Company's foreign subsidiaries amounted to $32.0 million, $26.0 million and $27.0 million or 46%, 46% and 48% of consolidated net sales in fiscal years 2007, 2006, and 2005, respectively. The Company's principal foreign markets are Europe, the Middle East and the Pacific Rim, which together accounted for approximately 88% of international sales in fiscal 2007.

Competition

The Company operates in a highly competitive marketplace both domestically and internationally. The Company competes by providing high-end video systems and system components that incorporate broad capability together with high levels of customer service and technical support. Generally, the Company does not compete based on price alone.

The Company's principal engineered video systems competitors include the following companies or their affiliates: Matsushita Electric Corp. (Panasonic), Pelco Sales Company (a division of Schneider Electric), Bosch Security Systems, Inc., Sensormatic Electronics Corp. (a division of Tyco International), GE Security Systems and Honeywell Security Systems. Many additional companies, both domestic and international, produce products that compete against one or more of the Company's system components. In addition, many consumer video electronic companies or their affiliates, including Matsushita Electric Corp. (Panasonic), Mitsubishi Electric Corporation, Sanyo Electric Co., Ltd. and Sony Corporation, compete with the Company for the sale of video products and systems. Many of the Company's principal competitors are larger companies whose financial resources and scope of operations are substantially greater than the Company's.

Engineering and Development

The Company's engineering and development is focused on new and improved video systems and system components. In recent years, the trend of product development and demand within the video security and surveillance market has been toward the application of digital technology, principally relating to the compression, analysis, transmission, storage, manipulation, imaging and display of digital video over IP networks. As the demands of the Company's target market segment require the Company to keep pace with changes in technology, the Company has focused its engineering effort in these developing areas. Development projects are chosen and prioritized based on direct customer feedback, the Company's analysis as to the needs of the marketplace, anticipated technological advances and market research.

At September 30, 2007, the Company employed a total of 43 engineers in the following areas: software development, mechanical design, manufacturing/testing and electrical and circuit design. Engineering and development expense amounted to approximately 7%, 8% and 9% of net sales in fiscal years 2007, 2006 and 2005, respectively.

Source and Availability of Raw Materials

The Company relies upon independent manufacturers and suppliers to manufacture and assemble most of its proprietary products and expects to continue to rely on such entities in the future. The Company's relationships with certain of its independent manufacturers, assemblers and suppliers are not covered by formal contractual agreements.

Raw materials and components purchased by the Company and its suppliers are generally readily available in the market, subject to market lead times at the time of order. The Company is not dependent upon any single source for a significant amount of its raw materials or components.

Intellectual Property

The Company owns, and has pending, a limited number of design and utility patents expiring at various times. The Company owns certain trademarks and several other trademark applications are pending both in the United States and in Europe. Most of the Company's key products utilize proprietary software which is protected by copyright. The Company considers its software products to be unique and is a principal element in the differentiation of the Company's products from its competition. However, the laws of certain foreign countries do not protect intellectual property rights to the same extent or in the same manner as the laws of the U.S. The Company has no significant licenses, franchises or concessions with respect to any of its products or business dealings. In addition, the Company does not believe its limited number of patents or its lack of licenses, franchises and concessions to be of substantial significance. However, the Company is a defendant in a patent infringement suit as discussed in "Item 3 - Legal Proceedings", the outcome of which could possibly have a material effect on the Company's business.

Inventories

The Company generally maintains sufficient finished goods inventory levels to respond to unanticipated customer demand, since most sales are to installing dealers and system integrators who normally do not carry any significant inventory. The Company principally builds inventory to known or anticipated customer demand. In addition to normal safety stock levels, certain additional inventory levels may be maintained for products with long purchase and manufacturing lead times. The Company believes that it is important to carry adequate inventory levels of parts, components and products to avoid production and delivery delays that may detract from the sales effort.

Backlog

The backlog of orders believed to be firm as of September 30, 2007 and 2006 was approximately $3.8 million and $7.2 million, respectively. Orders are generally cancelable without penalty at the option of the customer. The Company prefers that its backlog of orders not exceed its ability to fulfill such orders on a timely basis, since experience shows that long delivery schedules only encourage the Company's customers to look elsewhere for product availability.

Employees

At September 30, 2007, the Company employed 209 full-time employees, of whom 8 are officers, 43 are in administration, 83 are in sales and technical service capacities, 43 are in engineering and 32 are production employees. At September 30, 2006, the Company employed 208 persons. There are no collective bargaining agreements with any of the Company's employees and the Company considers its relations with its employees to be good.

ITEM 1A – RISK FACTORS

The Company designs, manufactures and markets a wide range of video systems and components worldwide and is subject to all business risks that similar technology companies and all other companies encounter in their operations. Market risks that pertain particularly to the Company are discussed elsewhere in this Form 10-K under Item 1 – Business; Item 3 – Legal Proceedings; Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations; and Item 7A – Quantitative and Qualitative Disclosures about Market Risk.

ITEM 1B – UNRESOLVED STAFF COMMENTS

None.

ITEM 2 - PROPERTIES

The Company principally operates from an 80,000 square-foot facility located at 89 Arkay Drive, Hauppauge, New York, which it owns. The Company also owns a 14,000 square-foot sales, service and warehouse facility in southern England which services the U.K., Europe and the Middle East. In addition, the Company operates under leases from offices in Yavne, Israel; Neumunster, Germany; and various local sales offices throughout Europe. The Company believes that its facilities are adequate to meet its current and foreseeable operating needs.

ITEM 3 - LEGAL PROCEEDINGS

The Company is one of several defendants in a patent infringement suit commenced by Lectrolarm Custom Systems, Inc. in May 2003 in the United States District Court for the Western District of Tennessee. The alleged infringement by the Company relates to its camera dome systems and other products that represent significant sales to the Company. Among other things, the suit seeks past and enhanced damages, injunctive relief and attorney's fees. In January 2006, the Company received the plaintiff's claim for past damages through December 31, 2005 that approximated $11.7 million plus pre-judgment interest. The Company and its outside patent counsel believe that the complaint against the Company is without merit. The Company is vigorously defending itself and is a party to a joint defense with certain other named defendants.

In January 2005, the Company petitioned the U.S. Patent and Trademark Office (USPTO) to reexamine the plaintiff's patent, believing it to be invalid. In April 2006, the USPTO issued a non-final office action rejecting all of the plaintiff's patent claims asserted against the Company citing the existence of prior art of the Company and another defendant. On June 30, 2006, the Federal District Court granted the defendants' motion for continuance (delay) of the trial, pending the outcome of the USPTO's reexamination proceedings. In February 2007, the USPTO issued a Final Rejection of the six claims in the plaintiff's patent asserted against the Company, which was reaffirmed in June 2007 after the plaintiff filed a response with the USPTO requesting reconsideration of its Final Rejection. The plaintiff has appealed the examiner's decision to the USPTO Board of Patent Appeals and Interferences and has an additional appeal available to it thereafter in the Court of Appeals for the Federal Circuit.

The Company is unable to reasonably estimate a range of possible loss, if any, at this time. Although the Company has received favorable rulings from the USPTO with respect to the reexamination proceedings, there is always the possibility that the plaintiff's patent claims could be upheld in appeal and the matter would proceed to trial. Should this occur and the Company receives an unfavorable outcome at trial, it could result in a liability that is material to the Company's results of operations and financial position.

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5 - MARKET FOR THE REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's stock is traded on the American Stock Exchange (AMEX) under the symbol (VII). The following table sets forth for the periods indicated, the range of high and low prices for the Company's Common Stock on AMEX:

Quarter Ended	High	Low
Fiscal 2007		
December	3.90	3.07
March	11.50	3.35
June	13.69	7.87
September	15.88	10.05
Fiscal 2006		
December	3.68	2.63
March	3.47	2.82
June	3.39	2.60
September	3.65	2.80

The last sale price of the Company's Common Stock on December 31, 2007 as reported on AMEX was $9.64 per share. As of December 31, 2007, there were approximately 200 shareholders of record.

The Company has never declared or paid cash dividends on its Common Stock and anticipates that any earnings in the foreseeable future will be retained to finance the growth and development of its business.

On April 26, 2001, the Company announced that its Board of Directors authorized the repurchase of up to $1 million of shares of the Company's common stock, which represented approximately 9.8% of shares outstanding on the announcement date. The Company did not repurchase any of its common stock during the three month period ended September 30, 2007.

ITEM 6 - SELECTED FINANCIAL DATA

(in thousands, except per share data)

FISCAL YEAR	2007	2006	2005	2004	2003
Net sales	$ 69,073	$ 56,279	$ 56,056	$ 53,533	$ 51,954
Gross profit	29,386	22,094	20,996	19,711	19,091
Operating income (loss)	4,682	(367)	(2,931)	(2,226)	(1,677)
Income (loss) before income taxes	4,921	(397)	(3,069)	(2,210)	(1,739)
Net income (loss)	7,886	(547)	(2,885)	(2,691)	(4,874)
Net income (loss) per share:					
Basic	1.67	(.12)	(.63)	(.59)	(1.05)
Diluted	1.59	(.12)	(.63)	(.59)	(1.05)
Total assets	45,034	35,955	34,192	38,867	41,893
Long-term debt	-	1,740	2,062	2,410	2,732
Working capital	26,041	20,181	19,713	22,793	25,333
Property, plant and equipment (net)	5,762	6,229	6,616	7,090	7,286

ITEM 7 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Fiscal Year 2007 Compared with 2006

Net sales for 2007 increased 23% to $69.1 million compared with $56.3 million in 2006. Domestic sales increased 22% to $37.0 million compared with $30.3 million in 2006. International sales increased 23% to $32.1 million compared with $26.0 million in 2006. The sales increases in these segments resulted from an increased win rate on projects bid during 2007. The backlog of unfilled orders was $3.8 million at September 30, 2007 compared with $7.2 million at September 30, 2006.

Gross profit margins for 2007 increased to 42.5% compared with 39.3% in 2006. The margin increase included the benefit of favorable exchange rate changes in Europe, the effects of fixed indirect production costs relative to increased sales in 2007 and reduced product component costs within the Company's digital video product line. The Company's European based operations experienced reduced costs on U.S. sourced product and translation benefit relating to the strengthening of European currencies in relation to the U.S. dollar in 2007.

Operating expenses for 2007 increased to $24.7 million or 35.8% of net sales compared with $22.5 million or 39.9% of net sales in 2006 as a result of increases in sales related costs, engineering and development expense and profit related bonus provisions. In addition, the Company continued to invest in new product development, incurring $5.2 million of engineering and development expenses in 2007 compared with $4.5 million in 2006.

The Company generated operating income of $4.7 million for 2007 compared with an operating loss of $367,000 for 2006.

Interest expense decreased to $142,000 for 2007 compared with $165,000 in 2006 principally as a result of the paydown of bank borrowings offset, in part, by the effect of increased interest rates during 2007. Interest and other income increased to $380,000 for 2007 compared with $136,000 in 2006. The current year includes $168,000 of gains from life insurance proceeds and policies on the death of a retired executive. In addition, interest income increased due to increased cash balances and interest rate yields in the current year.

The Company recorded an income tax benefit of $3.0 million for 2007 compared with income tax expense of $150,000 for 2006. The Company did not recognize income tax expense on its U.S. pre-tax income of $3.9 million for 2007 as it utilized available net operating loss carryforwards in the amount of $1.5 million (tax effected). In the fourth quarter of 2007, the Company recorded a $3.4 million tax benefit relating to the recognition of remaining unrecognized U.S. net deferred income tax assets. The deferred income tax asset recognition was made as a result of an updated assessment of their realization. The 2007 income tax benefit also included a $399,000 provision for foreign taxes as compared to $150,000 for 2006 relating to profits recorded by the Company's U.K. subsidiary.

As a result of the foregoing, the Company generated net income of $7.9 million in 2007 compared with a net loss of $547,000 in 2006.

RESULTS OF OPERATIONS

Fiscal Year 2006 Compared with 2005

Net sales for 2006 increased slightly to $56.3 million compared with $56.1 million in 2005. Domestic sales increased 4% to $30.3 million compared with $29.1 million in 2005. International sales decreased 4% to $26.0 million compared with $27.0 million in 2005. The backlog of unfilled orders was $7.2 million at September 30, 2006 compared with $6.7 million at September 30, 2005.

Gross profit margins for 2006 increased to 39.3% compared with 37.5% in 2005 due principally to production cost reductions within the Company's digital video product line and a favorable product sales mix.

Operating expenses for 2006 decreased to $22.5 million or 39.9% of net sales compared with $23.9 million or 42.7% of net sales in 2005 as a result of cost reduction initiatives spread among all operating expense categories. In 2006 and 2005, the Company incurred $537,000 and $661,000, respectively, of legal expense in the defense of a patent infringement suit ($1.9 million since inception in 2003). In addition, the Company continued to invest in new product development, incurring $4.5 million of engineering and development expenses in 2006 compared with $4.8 million in 2005.

The Company incurred an operating loss of $367,000 in 2006 compared with a loss of $2.9 million in 2005. The $2.6 million improvement in operating performance in 2006 was due principally to improved gross margins and lower operating expenses. The current year results include a $525,000 operating loss from the Company's Videotronic subsidiary compared with a $357,000 loss in 2005. Since its acquisition on October 1, 2004, this subsidiary has incurred operating losses as it continued to transition from former bankruptcy protection.

Interest expense decreased to $165,000 for 2006 compared with $181,000 in 2005 principally as a result of the paydown of bank borrowings offset, in part, by the effect of increased interest rates during 2006. Interest and other income increased to $136,000 for 2006 compared with $88,000 in 2005 principally as a result of increased interest rates during the current year. During 2005, the Company also liquidated the principal portion of its investment in marketable securities, resulting in a $45,000 loss for the year.

Income tax expense for 2006 was $150,000 compared with $27,000 in 2005 relating principally to profits reported by the Company's U.K. subsidiary. The Company has ceased recognizing tax benefits on its U.S. operating losses due to the uncertainty of their future realization.

An extraordinary gain in the amount of $211,000 was recorded in 2005 relating to the Company's acquisition of its Videotronic subsidiary. The gain represents the recovery of tangible net assets acquired in excess of their purchase price.

As a result of the foregoing, the Company incurred a net loss of $547,000 in 2006 compared with a net loss of $2.9 million in 2005.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $3.6 million in 2007. The Company's net income of $7.9 million included a $3.5 million non-cash benefit relating to the recognition of previously unrecognized U.S. deferred tax assets and $1.1 million of non-cash charges for the year. The remaining net cash was reduced by increases in accounts receivable and inventories of $1.2 million and $754,000, respectively, relating to increased sales in 2007. Net cash used in investing activities was $399,000 in 2007 due to $296,000 of general capital expenditures and a $102,000 increase in marketable securities. Net cash used in financing activities was $43,000 in 2007, which included $327,000 of scheduled repayments of bank mortgage loans offset in part by $285,000 of proceeds received from the exercise of stock options. As a result of the foregoing, cash increased by $3.2 million in 2007 after the effect of exchange rate changes on the cash position of the Company.

The Company's U.K. based subsidiary maintains a bank overdraft facility that provides for maximum borrowings of one million Pounds Sterling (approximately $2,048,000) to support its local working capital requirements. This facility expires in March 2008. At September 30, 2007 and 2006, there were no outstanding borrowings under this facility.

The following is a summary of the Company's long-term debt and material operating lease obligations as of September 30, 2007:

Payments Due By Period	Debt Repayments	Lease Commitments	Total
Less than 1 year	$ 1,748,000	$ 611,000	$ 2,359,000
1-3 years	-	323,000	323,000
Totals	$ 1,748,000	$ 934,000	$ 2,682,000

The Company believes that it will have sufficient cash to meet its anticipated operating costs, capital expenditures and debt service requirements for at least the next twelve months. The Company presently intends to use its cash reserves to repay its $1.7 million mortgage obligation upon its expiration in January 2008.

The Company does not have any off-balance sheet transactions, arrangements or obligations (including contingent obligations) that have, or are reasonably likely to have, a material effect on the Company's financial condition, results of operations, liquidity, capital expenditures or capital resources.

The Company is one of several defendants in a patent infringement suit commenced by Lectrolarm Custom Systems, Inc. in May 2003 in the United States District Court for the Western District of Tennessee. The alleged infringement by the Company relates to its camera dome systems and other products that represent significant sales to the Company. Among other things, the suit seeks past and enhanced damages, injunctive relief and attorney's fees. In January 2006, the Company received the plaintiff's claim for past damages through December 31, 2005 that approximated $11.7 million plus pre-judgment interest. The Company and its outside patent counsel believe that the complaint against the Company is without merit. The Company is vigorously defending itself and is a party to a joint defense with certain other named defendants.

In January 2005, the Company petitioned the U.S. Patent and Trademark Office (USPTO) to reexamine

the plaintiff's patent, believing it to be invalid. In April 2006, the USPTO issued a non-final office action rejecting all of the plaintiff's patent claims asserted against the Company citing the existence of prior art of the Company and another defendant. On June 30, 2006, the Federal District Court granted the defendants' motion for continuance (delay) of the trial, pending the outcome of the USPTO's reexamination proceedings. In February 2007, the USPTO issued a Final Rejection of the six claims in the plaintiff's
patent asserted against the Company, which was reaffirmed in June 2007 after the plaintiff filed a response with the USPTO requesting reconsideration of its Final Rejection. The plaintiff has appealed the examiner's decision to the USPTO Board of Patent Appeals and Interferences and has an additional appeal available to it thereafter in the Court of Appeals for the Federal Circuit.

The Company is unable to reasonably estimate a range of possible loss, if any, at this time. Although the Company has received favorable rulings from the USPTO with respect to the reexamination proceedings, there is always the possibility that the plaintiff's patent claims could be upheld in appeal and the matter would proceed to trial. Should this occur and the Company receives an unfavorable outcome at trial, it could result in a liability that is material to the Company's results of operations and financial position.

Critical Accounting Policies

The Company's significant accounting policies are fully described in Note 1 to the consolidated financial statements included in Part IV. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectibility of the resulting receivable is reasonably assured. As it relates to product sales, revenue is generally recognized when products are sold and title is passed to the customer. Shipping and handling costs are included in cost of sales. Advance service billings under a national supply contract with one customer are deferred and recognized as revenues on a pro rata basis over the term of the service agreement. Pursuant to the adoption of EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables", the Company evaluates multiple-element revenue arrangements for separate units of accounting, and follows appropriate revenue recognition policies for each separate unit. Elements are considered separate units of accounting provided that (i) the delivered item has stand-alone value to the customer, (ii) there is objective and reliable evidence of the fair value of the undelivered item, and (iii) if a general right of return exists relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially within the control of the Company. As applied to the Company, under arrangements involving the sale of product and the provision of services, product sales are recognized as revenue when the products are sold and title is passed to the customer, and service revenue is recognized as services are performed. For products that include more than incidental software, and for separate licenses of the Company's software products, the Company recognizes revenue in accordance with the provisions of Statement of Position 97-2, "Software Revenue Recognition", as amended.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company provides for the estimated cost of product warranties at the time revenue is recognized. While the Company engages in product quality programs and processes, including monitoring and evaluating the quality of its component suppliers, its warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from its estimates, revisions to the estimated warranty liability may be required.

The Company writes down its inventory for estimated obsolescence and slow moving inventory equal to the difference between the carrying cost of inventory and the estimated net realizable market value based upon assumptions about future demand and market conditions. Technology changes and market conditions may render some of the Company's products obsolete and additional inventory write-downs may be required. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

The Company assesses the recoverability of the carrying value of its long-lived assets, including identifiable intangible assets with finite useful lives, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company evaluates the recoverability of such assets based upon the expectations of undiscounted cash flows from such assets. If the sum of the expected future undiscounted cash flows were less than the carrying amount of the asset, a loss would be recognized for the difference between the fair value and the carrying amount.

The Company's ability to recover the reported amounts of deferred income tax assets is dependent upon its ability to generate sufficient taxable income during the periods over which net temporary tax differences become deductible.

The Company is subject to proceedings, lawsuits and other claims related to labor, product and other matters. The Company assesses the likelihood of an adverse judgment or outcomes for these matters, as well as the range of potential losses. A determination of the reserves required, if any, is made after careful analysis. The required reserves may change in the future due to new developments.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. The Company will adopt the provisions of FIN 48 in the first quarter of fiscal 2008. The Company is currently evaluating the impact, if any, of adopting this pronouncement.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Further, the standard establishes a framework for measuring fair value in generally accepted accounting principles and expands certain disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect that the adoption of SFAS 157 will have a material impact on its consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which gives companies the option to measure eligible financial assets, financial liabilities and firm commitments at fair value (i.e., the fair value option), on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes in fair value must be recorded in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect that the adoption of SFAS 159 will have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS 141 (revised 2007), "Business Combinations ("SFAS 141R"). SFAS 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, IPR&D and restructuring costs. In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income tax expense. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company has not yet evaluated the impact, if any, of adopting this pronouncement.

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests (NCI) and classified as a component of equity. This new consolidation method will significantly change the accounting for transactions with minority interest holders. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company has not yet evaluated the impact, if any, of adopting this pronouncement.

Foreign Currency Activity

The Company's foreign exchange exposure is principally limited to the relationship of the U.S. dollar to the British pound sterling, the Euro and the Israeli shekel.

Sales by the Company's U.K. and German based subsidiaries to customers in Europe are made in British pounds sterling (pounds) or Eurodollars (Euros). In fiscal 2007, approximately $6.0 million of products were sold by the Company to its U.K. based subsidiary for resale. The Company attempts to minimize its currency exposure on intercompany sales through the purchase of forward exchange contracts.

The Company's Israeli based subsidiary incurs shekel based operating expenses which are funded by the Company in U.S. dollars. In past years, the Company purchased forward exchange contracts to hedge its currency exposure on these expenses during periods of favorable fluctuating exchange rates.

As of September 30, 2007, the Company had forward exchange contracts outstanding with notional amounts aggregating $2.0 million. The Company also attempts to reduce the impact of an unfavorable exchange rate condition through cost reductions from its suppliers and shifting product sourcing to suppliers transacting in more stable and favorable currencies.

In general, the Company seeks lower costs from suppliers and enters into forward exchange contracts to mitigate short-term exchange rate exposures. However, there can be no assurance that such steps will be effective in limiting long-term foreign currency exposure.

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Factors

The Company is exposed to various market risks, including changes in foreign currency exchange rates and interest rates. The Company has a policy that prohibits the use of currency derivatives or other financial instruments for trading or speculative purposes.

The Company enters into forward exchange contracts to hedge certain foreign currency exposures and minimize the effect of such fluctuations on reported earnings and cash flow (see "Foreign Currency Activity", Note 1 "Derivative Instruments" and "Fair Value of Financial Instruments" to the accompanying financial statements). At September 30, 2007, the Company's foreign currency exchange risks included an aggregate $2.1 million of intercompany account balances between the Company and its subsidiaries, which are short term and will be settled in fiscal 2008. The following sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant.

At September 30, 2007, a 10% strengthening or weakening of the U.S. dollar versus the British pound would result in a $208,000 decrease or increase, respectively, in the intercompany accounts receivable balance. At September 30, 2007, the British Pound to U.S. Dollar exchange risk was hedged by $2.0 million of forward exchange contracts.

At September 30, 2007, the Company had $1.2 million of outstanding floating rate bank debt which was covered by an interest rate swap agreement that effectively converts the foregoing floating rate debt to a stated fixed rate (see "Note 5. Long-Term Debt" to the accompanying financial statements). Thus, the Company has substantially no net interest rate exposures on these instruments. However, the Company had approximately $498,000 of floating rate bank debt that is subject to interest rate risk as it was not covered by an interest rate swap agreement. The Company does not believe that a 10% fluctuation in interest rates would have a material effect on its consolidated financial position and results of operations.

Related Party Transactions

Refer to Item 13 and "Note 13. Related Party Transactions" to the accompanying financial statements.

Inflation

The impact of inflation on the Company has been minimal in recent years as the rate of inflation remains low. However, inflation continues to increase costs to the Company. As operating expenses and production costs increase, the Company principally seeks to increase sales and lower its product cost where possible.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements in this Report on Form 10-K and other statements made by the Company or its representatives that are not strictly historical facts including, without limitation, statements included herein under the captions "Results of Operations" and "Liquidity and Financial Condition" are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 that should be considered as subject to the many risks and uncertainties that exist in the Company's operations and business environment. The forward-looking statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause the actual results, performance and/or achievements of the Company to differ materially from any future results, performance or achievements, express or implied, by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, and that in light of the significant uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company also assumes no obligation to publicly update or revise its forward-looking statements or to advise of changes in the assumptions and factors on which they are based.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Part IV, Item 15, for an index to consolidated financial statements and financial statement schedules.

ITEM 9A – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as required by Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms.

Changes in Internal Controls

There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation referred to above that occurred during the fourth quarter of the fiscal year ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

The Company's size dictates that it conducts business with a minimal number of financial and administrative employees, which inherently results in a lack of documented controls and segregation of duties within the Company and its operating subsidiaries. Management will continue to evaluate the employees involved and the control procedures in place, the risks associated with such lack of segregation and whether the potential benefits of adding employees to clearly segregate duties justifies the expense associated with such added personnel. In addition, management is aware that many of the internal controls that are in place at the Company are undocumented controls.

Limitations on the Effectiveness of Controls

The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

ITEM 9B – OTHER INFORMATION

None.

PART III

ITEM 10 - DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The Executive Officers and Directors of the Company are as follows:

Name	Age	Position
Kenneth M. Darby	61	Chairman of the Board, President and Chief Executive Officer
John M. Badke	48	Senior Vice President, Finance and Chief Financial Officer
Peter A. Horn	52	Vice President, Operations
Bret M. McGowan	42	Vice President, U.S. Sales and Marketing
Yacov A. Pshtissky	56	Vice President, Technology and Development
Joan L. Wolf	53	Executive Administrator and Corporate Secretary
Christopher J. Wall	54	Managing Director, Vicon Industries Ltd.
Yigal Abiri	58	General Manager, Vicon Systems Ltd.
Clifton H.W. Maloney	70	Director
Peter F. Neumann	73	Director
W. Gregory Robertson	64	Director
Arthur D. Roche	69	Director

The business experience, principal occupations and employment, as well as period of service, of each of the officers and directors of the Company during at least the last five years are set forth below.

Kenneth M. Darby - Chairman of the Board, President and Chief Executive Officer. Mr. Darby has served as Chairman of the Board since April 1999, as Chief Executive Officer since April 1992 and as President since October 1991. He has served as a director since 1987. Mr. Darby also served as Chief Operating Officer and as Executive Vice President, Vice President, Finance and Treasurer of the Company. He joined the Company in 1978 as Controller after more than nine years at Peat Marwick Mitchell & Co., a public accounting firm. Mr. Darby's current term on the Board ends in May 2008.

John M. Badke - Senior Vice President, Finance and Chief Financial Officer. Mr. Badke has been Senior Vice President, Finance since May 2004 and Chief Financial Officer since December 1999. Previously, he was Vice President, Finance since October 1998 and served as Controller since joining the Company in 1992. Prior to joining the Company, Mr. Badke was Controller for NEK Cable, Inc. and an audit manager with the international accounting firms of Arthur Andersen & Co. and Peat Marwick Main & Co.

Peter A. Horn - Vice President, Operations. Mr. Horn has been Vice President, Operations since June 1999. From 1995 to 1999, he was Vice President, Compliance and Quality Assurance. Prior to that time, he served as Vice President in various capacities since his promotion in May 1990.

Bret M. McGowan - Vice President, U.S. Sales and Marketing. Mr. McGowan has been Vice President, U.S. Sales and Marketing since April 2005. From 2001 to 2005, he served as Vice President, Marketing. Previously, he served as Director of Marketing since 1998 and as Marketing Manager since 1994. He joined the Company in 1993 as a Marketing Specialist.

Yacov A. Pshtissky - Vice President, Technology and Development. Mr. Pshtissky has been Vice President, Technology and Development since May 1990. Mr. Pshtissky was Director of Electrical Product Development from March 1988 through April 1990.

Joan L. Wolf - Executive Administrator and Corporate Secretary. Ms. Wolf has been Executive Administrator since she joined the Company in 1990 and was appointed to the non-operating officer position of Corporate Secretary in May 2002.

Christopher J. Wall - Managing Director, Vicon Industries, Ltd. Mr. Wall has been Managing Director, Vicon Industries Ltd. since February 1996. Previously he served as Financial Director, Vicon Industries, Ltd. since joining the Company in 1989. Prior to joining the Company he held a variety of senior financial positions within Westland plc, a UK aerospace company.

Yigal Abiri - General Manager, Vicon Systems Ltd. Mr. Abiri has been General Manager, Vicon Systems Ltd. since joining the Company in August 1999. Previously, he served as President of QSR, Ltd., a developer and manufacturer of remote video surveillance equipment.

Clifton H.W. Maloney - Director. Mr. Maloney has been a director of the Company since May 2004. Mr. Maloney is the President of C.H.W. Maloney & Co., Inc., a private investment firm that he founded in 1981. From 1974 to 1984, he was a Vice President in investment banking at Goldman, Sachs & Co. Mr. Maloney is a Director of Interpool, Inc., Chromium Industries, Inc. and The Wall Street Fund. His current term on the Board ends in May 2010.

Peter F. Neumann - Director. Mr. Neumann has been a director of the Company since 1987. He is the retired President of Flynn-Neumann Agency, Inc., an insurance brokerage firm. Mr. Neumann's current term on the Board ends in May 2009.

W. Gregory Robertson - Director. Mr. Robertson has been a director of the Company since 1991. He is President of TM Capital Corporation, a financial services company which he founded in 1989. From 1985 to 1989, he was employed by Thomson McKinnon Securities, Inc. as head of investment banking and public finance. Mr. Robertson's current term on the Board ends in May 2010.

Arthur D. Roche - Director. Mr. Roche has been a director of the Company since 1992. He served as Executive Vice President and co-participant in the Office of the President of the Company from August 1993 until his retirement in November 1999. For the six months prior to that time, Mr. Roche provided consulting services to the Company. In October 1991, Mr. Roche retired as a partner of Arthur Andersen & Co., an international accounting firm which he joined in 1960. His current term on the Board ends in May 2008.

There are no family relationships between any director, executive officer or person nominated or chosen by the Company to become a director or officer.

Audit Committee Financial Expert

All named directors other than Mr. Darby are independent directors and members of the Audit Committee. The Board of Directors has determined that Arthur D. Roche, Chairman of the Audit Committee, qualifies as an "Audit Committee Financial Expert", as defined by Securities and Exchange Commission Rules, based on his education, experience and background. Mr. Roche is independent as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

Code of Ethics

The Company has adopted a Code of Ethics that applies to all its employees, including its chief executive officer, chief financial and accounting officer, controller, and any persons performing similar functions. Such Code of Ethics is published on the Company's internet website (www.vicon-cctv.com).

Compliance with Section 16(a) of the Exchange Act

Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Company during the year ended September 30, 2007 and certain written representations that no Form 5 is required, no person who, at any time during the year ended September 30, 2007 was a director, officer or beneficial owner of more than 10 percent of any class of equity securities of the Company registered pursuant to Section 12 of the Exchange Act failed to file on a timely basis, as disclosed in the above forms, reports required by Section 16(a) of the Exchange Act during the year ended September 30, 2007, except that Messrs. Darby, Badke, Horn, McGowan, Wall, Maloney, Neumann and Roche each filed one late report on Form 4 and Messrs. Pshtissky and Abiri each filed two late reports on Form 4.

ITEM 11 - EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives of Our Compensation Program

The Company's compensation programs are intended to enable it to attract, motivate, reward and retain the management talent required to achieve corporate objectives, and thereby increase stockholder value. It is the Company's policy to provide incentives to senior management to achieve both short-term and long-term objectives and to reward exceptional performance and contributions to the development of the business. To attain these objectives, the executive compensation program includes four key components:

Base Salary. Base salary for the Company's executives is intended to provide competitive remuneration for services provided to the Company over a one-year period. Base salaries are set at levels designed to attract and retain the most appropriately qualified individuals for each of the key management level positions within the Company.

Cash Incentive Bonuses. The Company's bonus programs are intended to reward executive officers for the achievement of various annual performance goals approved by the Company's Board of Directors. For fiscal 2007, a performance based bonus plan was established for certain of the Company's executive officers, including among others Kenneth M. Darby, Chief Executive Officer; John M. Badke, Chief Financial Officer; and Peter A. Horn, Vice President of Operations, whereby the participants would earn specified profit based bonuses upon the achievement of a certain minimum annual pretax profit target as defined by the Company's Board of Directors. Under such plan, Messrs. Darby, Badke and Horn earned bonuses of $347,000, $173,000 and $116,000, respectively, based upon six percent (6%), three (3%) and two (2%), respectively, of the Company's consolidated pretax profit for 2007, after certain adjustments. In addition, performance based bonus plans were established for Christopher J. Wall, the Company's European subsidiary Managing Director, and Bret M. McGowan, Vice President, U.S. Sales and Marketing, for fiscal year 2007 whereby Mr. Wall would earn an amount equal to between 2% and 6% (based on achievement levels) of the combined pretax operating profits of the Company's Europe based subsidiaries and Mr. McGowan will earn a specified commission upon achieving certain U.S. sales targets. Under such plans, Mr. Wall earned a bonus of $188,000 for fiscal 2007 and Mr. McGowan earned commissions of $60,641 during fiscal 2007.

Equity-based Compensation. Equity-based compensation is designed to provide incentives to the Company's executive officers to build shareholder value over the long term by aligning their interests with the interest of shareholders. Historically, equity-based compensation consisted of stock options granted by the Compensation Committee under the Company's stock option plans. In May 2007, the Company received shareholder approval on a Stock Incentive Plan covering 500,000 shares of Common Stock that includes Restricted and other stock awards in addition to options. The Compensation Committee determined that such a plan provides more flexibility in determining the best form of equity-based grants to effectively motivate the Company's officers and key employees. The Committee believes that equity-based compensation provides an incentive that focuses the executive's attention on managing the company from the perspective of an owner with an equity stake in the business. Among our executive officers, the number of shares of stock awarded or common stock subject to options granted to each individual generally depends upon the level of that officer's responsibility. The largest grants are generally awarded to the most senior officers who, in the view of the Compensation Committee, have the greatest potential impact on the Company's profitability and growth. Previous grants of stock options or stock grants are reviewed in determining the size of any executive's award in a particular year. In fiscal 2007, the Compensation Committee awarded a total of 47,000 stock options to named executive officers, including 10,000 to Mr. Darby, 15,000 to Mr. Badke, 5,000 to Mr. Wall, 3,500 to Mr. Horn and 13,500 to Mr. McGowan .

In March 2007, the Board of Directors adopted the Company's 2007 Stock Incentive Plan, which was approved by the Company's stockholders at its Annual Meeting of Stockholders held on May 18, 2007. Under such plan, a total of 500,000 shares of Common Stock were reserved for issuance and include the grant of stock options, restricted stock and other stock awards as determined by the Compensation Committee. The purpose of the Stock Incentive Plan is to attract and retain executive management by providing them with appropriate equity-based incentives and rewards for superior performance and to provide incentive to a broader range of employees. At September 30, 2007, no grants were made under the plan.

Retirement, Health and Welfare Benefits and Other Perquisites. The Company's executive officers are entitled to a specified retirement/severance benefit pursuant to employment agreements as detailed below.

In addition, the executive officers are entitled to participate in all of the Company's employee benefit plans, including medical, dental, group life, disability, accidental death and dismemberment insurance and the Company's sponsored 401(k) and mandated foreign Retirement Plans. Further, Mr. Wall receives a supplemental retirement benefit in the form of a defined contribution of five percent (5%) of his annual salary. The Company also provides its Chief Executive Officer with a country club membership and certain additional insurances not covered by primary insurance plans available to other employees and certain of the Company's named executive officers are provided a leased car.

Employment Agreements

The Company has entered into employment agreements with its named executive officers that provide an annual base salary through date of expiration and certain benefits upon termination of employment or change in control of the Company without Board of Director approval. Under Mr. Darby's employment agreement, he is entitled to receive a lump sum payment equal to the balance owing under his agreement in the event of a change in control of the Company under any condition. All the other agreements provide the named executive officer with a payment of three times their average annual compensation for the previous five year period if there is a change in control of the Company without Board of Director approval, as defined. Such payment can be taken in a present value lump sum or equal installments over a three year period. The agreements also provide the named executive officers other than Mr. Darby with certain severance/retirement benefits upon certain occurrences including termination of employment without cause as defined, termination of employment due the Company's breach of specified employment conditions (good reason termination), death, disability or retirement at a specified age. Such severance/retirement benefit provisions survive the expiration of the agreements and include a fixed stated benefit of $350,000 for Mr. Badke, $200,000 (100,000 Pounds Sterling) for Mr. Wall, $316,000 for Mr. Horn and $290,000 for Mr. McGowan. In addition, Messrs. Badke and Horn each receive an additional deferred compensation benefit upon such employment termination occurrences in the form of 6,561 and 9,759 shares, respectively, of the Company's common stock.

On August 28, 2007, the Company entered into a one-year employment agreement with Kenneth M. Darby, the Company's Chief Executive Officer, to expire on September 30, 2008. The terms of the new agreement provide for a $75,000 increase in Mr. Darby's annual base salary to $400,000 effective October 1, 2007. In the event the agreement is terminated prior to its expiration for reasons other than cause as defined, Mr. Darby is entitled to receive all remaining salary owed him through its expiration.

Mr. Badke and Mr. Horn are subject to two year employment agreements that expired December 31, 2007 and provide for annual base salaries of $180,000 and $163,000, respectively. Messrs. Wall and McGowan had one year employment agreements that expired on September 30, 2007. Mr. Wall has executed a new agreement which expires on September 30, 2008.

On October 25, 2007, the Compensation Committee of the Board approved the following annual base salary increases for the named executive officers of the Company other than Mr. Darby effective October 1, 2007:

Name	Title	2007 Base Salary ($)	2008 Base Salary ($)
John M. Badke	Senior Vice President and Chief Financial Officer	$180,000	$190,000
Christopher J. Wall	Managing Director of Vicon Industries, Ltd. (Europe)	$200,000	$210,000
Peter A. Horn	Vice President, Operations	$163,000	$168,000
Bret M. McGowan	Vice President, U.S. Sales and Marketing	$170,000	$180,000

2007 Summary Compensation Table

The following table sets forth all compensation for the fiscal year ended September 30, 2007 awarded to or earned by the Company's Chief Executive Officer, Chief Financial Officer and by each of our other named executive officers whose total compensation exceeded $100,000 during such period.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation ($)	All Other Compensation ($)(2)	Total ($)
Kenneth M. Darby	2007	$325,000	-	-	$27,495 (1)	$346,711 (3)	$852,429 (4)	$22,324 (2)	$1,573,959
Chairman and Chief Executive Officer									
John M. Badke	2007	$180,000	-	-	$17,252 (1)	$173,355 (3)	-	$7,152 (2)	$377,759
Senior Vice President and Chief Financial Officer									
Christopher J. Wall	2007	$200,000	-	-	$11,263 (1)	$188,490 (5)	-	$25,014 (2)	$424,767
Managing Director Vicon Industries, Ltd.									
Peter A. Horn	2007	$163,000	-	-	$8,375 (1)	$115,570 (3)	-	$7,244 (2)	$294,189
Vice President, Operations									
Bret M. McGowan	2007	$170,000	-	-	$12,856 (1)	$60,641 (6)	-	$6,000 (2)	$249,497
Vice President, U.S. Sales and Marketing									

(1) Represents the compensation costs recognized for financial statement reporting purposes in fiscal 2007 for the fair value of stock options in accordance with Statement of Financial Accounting Standards No. 123R. (See "Note 1" under the caption "Accounting for Stock-Based Compensation" to the accompanying financial statements.)

(2) All Other Compensation in fiscal 2007 represents: (a) Automobile expense of $11,857, $7,152, $15,380, $7,244 and $6,000, paid by the company for Messrs. Darby, Badke, Wall, Horn and McGowan, respectively, (b) Country club membership of $8,257 and long-term disability insurance of $2,210 paid by the Company for Mr. Darby and (c) Supplemental retirement contributions of $9,634 for Mr. Wall.

(3) Represents cash awards under the Company's 2007 performance based bonus plan. These amounts were earned in fiscal 2007 and paid in fiscal 2008.

(4) Represents the distribution of a $620,000 severance/retirement benefit and 70,647 shares of the Company's common stock with a market value of $232,429 upon the expiration of Mr. Darby's previous employment agreement on September 30, 2006. Such amounts were earned by Mr. Darby over his thirty years of service with the Company and charged to expense over prior year periods.

(5) Represents cash award under Mr. Wall's performance based bonus plan.

(6) Represents sales commissions earned in fiscal 2007.

Compensation of Named Executive Officers

The Summary Compensation Table should be read in conjunction with the tables and narrative descriptions that follow. The Outstanding Equity Awards at Fiscal 2007 Year-End and Option Exercises and Stock Vested in Fiscal 2007 tables provide further information on the named executive officers' potential realizable value and actual value realized with respect to their equity awards.

2007 Grants of Plan-Based Awards

The following table provides information on the annual incentive bonuses the named executive officers were eligible to receive in fiscal 2007 under performance based plans. There were no Equity Incentive Plan Awards or Other Stock Awards in fiscal 2007.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards					
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	All Other Option Awards: Number of Shares of Stock or Units (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock Option Awards ($)(4)
Kenneth M. Darby	2007		$175,000 (1)				
Chairman and Chief Executive Officer	10/25/06				10,000	$3.59	$20,300
John M. Badke	2007		$72,000 (1)				
Senior Vice President and Chief Financial Officer	10/25/06				15,000	$3.59	$30,450
Christopher J. Wall	2007		$44,620 (2)				
Managing Director Vicon Industries, Ltd.	10/25/06				5,000	$3.59	$10,150
Peter A. Horn	2007		$48,000 (1)				
Vice President, Operations	10/25/06				3,500	$3.59	$7,105
Bret M. McGowan	2007		$52,500 (3)				
Vice President, U.S. Sales and Marketing	10/25/06				13,500	$3.59	$27,405

(1) The amounts shown reflect targeted cash payments for achievement of a certain minimum annual pretax profit target as defined by the Company's Board of Directors under the Company's 2007 performance based bonus plan.

(2) Amount represents targeted cash payment for achievement of budgeted pretax operating profits, as defined, of the Company's Europe based subsidiaries under his performance based bonus plan.

(3) Amount represents targeted cash payment for achievement of U.S. domestic sales quota.

(4) The amounts represent the full grant date fair value of stock options granted in 2007 in accordance with Statement of Financial Accounting Standards No. 123R, which will be expensed in the Company's financial statements over the awards' vesting period. (See "Note 1" under the caption "Accounting for Stock-Based Compensation" to the accompanying financial statements.)

Outstanding Equity Awards at Fiscal 2007 Year-End

The following table sets forth information with respect to the outstanding equity awards of the named executive officers as of September 30, 2007. There were no Equity Incentive Plan Awards in fiscal 2007.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Kenneth M. Darby	16,129(1)	-	-	$3.95	08/12/09
Chairman and Chief	-	10,000(1)	-	$3.59	10/25/12
Executive Officer					
John M. Badke	3,500(1)	-	-	$3.05	11/15/07
Senior Vice President and	15,000(1)	-	-	$2.80	11/04/08
Chief Financial Officer	10,000(1)	-	-	$3.95	08/12/09
	1,500(1)	3,500(1)	-	$3.00	05/27/11
	3,000(2)	2,000(2)	-	$3.17	12/09/10
	-	15,000(1)	-	$3.59	10/25/12
Christopher J. Wall	10,000(1)	-	-	$2.80	11/04/08
Managing Director	10,000(1)	-	-	$3.95	08/12/09
Vicon Industries, Ltd.	1,501(1)	3,499(1)	-	$3.00	05/27/11
	-	5,000(1)	-	$3.17	12/09/11
	-	5,000(1)	-	$3.59	10/25/12

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Peter A. Horn	3,500(1)	-	-	$3.05	11/15/07
Vice President	10,000(1)	-	-	$2.80	11/04/08
Operations	5,000(1)	-	-	$3.95	08/12/09
	1,500(1)	3,500(1)	-	$3.00	05/27/11
	-	5,000(1)	-	$3.17	12/09/11
	-	3,500(1)	-	$3.59	10/25/12
Bret M. McGowan	3,500(1)	-	-	$3.05	11/15/07
Vice President	7,500(1)	-	-	$2.80	11/04/08
U.S. Sales and Marketing	5,000(1)	-	-	$3.95	08/12/09
	1,500(1)	3,500(1)	-	$3.00	05/27/11
	1,154(2)	770(2)	-	$3.17	12/09/10
	-	3,076(1)	-	$3.17	12/09/10
	-	13,500(1)	-	$3.59	10/25/12

(1) Options vest over a four year period at 30% of the shares on the first anniversary of the grant date, 30% of the shares on the second anniversary of the grant date and the remaining 40% of the shares on the third anniversary of the grant date. Options expire after the sixth anniversary of the grant date.

(2) Options vest over a three year period at 30% of the shares on the grant date, 30% of the shares on the first anniversary of the grant date and the remaining 40% of the shares on the second anniversary of the grant date. Options expire after the fifth anniversary of the grant date.

Option Exercises and Stock Vested in Fiscal 2007

The following table sets forth information with respect to the number of options granted to the named executive officers in previous years that were exercised or vested during the fiscal year ended September 30, 2007, as well as the value of the stock on the exercise date. There was no stock award vesting in fiscal 2007.

	Option Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**
Kenneth M. Darby	50,000	$248,500 (1)
Chairman and Chief Executive Officer	33,871	$129,387 (2)
John M. Badke	12,500	$6,750 (3)
Senior Vice President and Chief Financial Officer		

(1) Represents the difference between the closing price of the Company's common stock of $7.77 on February 23, 2007, the date of exercise, and the exercise price of $2.80, multiplied by 50,000 shares.

(2) Represents the difference between the closing price of the Company's common stock of $7.77 on February 23, 2007, the date of exercise, and the exercise price of $3.95, multiplied by 33,871 shares.

(3) Represents the difference between the closing price of the Company's common stock of $3.59 on November 14, 2006, the date of exercise, and the exercise price of $3.05, multiplied by 12,500 shares.

Potential Payments Upon Change in Control or Employment Termination

As described above under the section entitled "Compensation Discussion and Analysis - Employment Agreements", the Company has entered into employment agreements with certain of its named executive officers. These agreements provide for certain payments in the event of a change in control of the Company (as defined) with or without Board of Director approval (Change in Control) and post-employment severance benefits in the event of employment termination under certain circumstances.

The following table sets forth the Company's obligations to the named executive officers in the event that a Change in Control had occurred as of September 30, 2007 and post-termination obligations assuming the officers respective employment was terminated under certain circumstances as of September 30, 2007 absent a Change in Control.

Name	Change in Control ($)	Employment Termination by Company under Certain Circumstances ($)
Kenneth M. Darby		
Salary	$400,000 (2)	$400,000 (2)
John M. Badke		
Salary	$488,354 (1)	$350,000 (3)
Deferred Compensation Shares	$ 76,632 (4)	$ 76,632 (4)
Total	$564,986	$426,632
Christopher J. Wall		
Salary	-	$200,000 (3)
Peter A. Horn		
Salary	$452,354 (1)	$316,000 (3)
Deferred Compensation Shares	$113,985 (5)	$113,985 (5)
Total	$566,339	$429,985
Bret McGowan		
Salary	$401,754 (1)	$290,000 (3)

(1) Represents obligation in the event of a change in control of the Company (as defined) without Board of Director approval calculated at three times the average annual base salary of the officer for the five year period preceding the Change of Control payable in either a present value lump sum or in equal monthly installments over a three year period as assumed in this computation.

(2) Mr. Darby has the right to terminate his agreement upon a change in control with or without the Board of Directors approval and receive the balance owing under his agreement.

(3) Specified amounts are payable in equal monthly payments over a twenty four (24) month period. Certain Agreements contain a provision that allows for the deferral of such payments due within the first six month period if not exempted from Section 409A of the Internal Revenue Code.

(4) Represents 6,561 shares of the Company's common stock due Mr. Badke upon employment termination valued at the closing market price of the Company's common stock at September 30, 2007, excluding any market discount due to the restricted stock designation on the shares.

(5) Represents 9,759 shares of the Company's common stock due Mr. Horn upon employment termination valued at the closing market price of the Company's common stock at September 30, 2007, excluding any market discount due to the restricted stock designation on the shares.

Fiscal 2007 Directors' Compensation

The table below summarizes the compensation paid by the Company to non-employee directors for the fiscal year ended September 30, 2007.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)(2)(3)	All Other Compensation ($)	Total ($)
Clifton H.W. Maloney	$30,800	-	$9,109(2)	-	$39,909
Peter F. Neumann	$30,800	-	-	-	$30,800
W. Gregory Robertson	$29,600	-	-	-	$29,600
Arthur D. Roche	$38,800	-	-	-	$38,800

(1) Directors who are not employees of the Company receive an annual fee of $20,000 for regular Board meetings and $1,200 per committee meeting attended in person or by teleconference. The Chairman of the Audit Committee also receives an additional annual retainer of $8,000.

(2) Represents the compensation costs recognized for financial statement reporting purposes in fiscal 2007 for the fair value of stock options in accordance with Statement of Financial Accounting Standards No. 123R. (See "Note 1" under the caption "Accounting for Stock-Based Compensation" to the accompanying financial statements.)

(3) On October 25, 2006, Mr. Maloney was granted 5,000 options to purchase common stock at the closing market price of $3.59 per share. As of September 30, 2007, Messrs. Maloney, Robertson and Roche held 20,000, 20,000 and 15,569 stock options, respectively.

Directors' Compensation and Term

Directors who are not employees of the Company (named directors other than Mr. Darby) receive an annual fee of $20,000 for regular Board meetings and $1,200 per committee meeting attended in person or by teleconference. The Chairman of the Audit Committee also receives an additional annual retainer of $8,000. Employee directors are not compensated for Board or committee meetings. Directors may not stand for reelection after age 70, except that any director may serve one additional three-year term after age 70 with the unanimous consent of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors consists of Messrs. Maloney, Neumann, Robertson and Roche, none of whom has ever been an officer of the Company except for Mr. Roche, who served as Executive Vice President from August 1993 until his retirement in November 1999.

Board Compensation Committee Report

The Compensation Committee's compensation policies applicable to the Company's officers for 2007 were to pay a competitive market price for the services of such officers, taking into account the overall performance and financial capabilities of the Company and the officer's individual level of performance.

Mr. Darby makes recommendations to the Compensation Committee as to the base salary and incentive compensation of all officers other than himself. The Committee reviews these recommendations with Mr. Darby and, after such review, determines compensation. In the case of Mr. Darby, the Compensation Committee makes its determination after direct negotiation with him. For each officer, the Committee's determinations are based on its conclusions concerning each officer's performance and comparable compensation levels for similarly situated officers at comparable companies. The overall level of performance of the Company is taken into account but is not specifically related to the base salary of these officers. Also, the Company has established incentive compensation plans for certain officers, which provide for a specified bonus upon the Company's achievement of certain annual sales and/or profitability targets.

The Compensation Committee grants options to officers to link compensation to the performance of the Company. Options are exercisable in the future at the fair market value at the time of grant, so that an officer granted an option is rewarded by the increase in the price of the Company's stock. The Committee grants options to officers based on significant contributions of such officer to the performance of the Company. In addition, in determining Mr. Darby's salary and bonus for service as Chief Executive Officer, the Committee considers the responsibility assumed by him in formulating, implementing and managing the operational and strategic objectives of the Company.

The Compensation Committee has reviewed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with the Company's management. Based on such review and discussion, the Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2007.

Submitted by the Compensation Committee,

Peter F. Neumann, Chairman
Clifton H.W. Maloney
W. Gregory Robertson
Arthur D. Roche

This graph compares the return of $100 invested in the Company's stock on October 1, 2002, with the return on the same investment in the AMEX U.S. Market Index and the AMEX Technology Index.



400
350
300
250
200
150
100
50
0
Dollars
10/1/2002
10/1/2003
10/1/2004
10/1/2005
10/1/2006
10/1/2007
Vicon Industries, Inc.
AMEX U.S. Market Index
AMEX Technology Index

Performance Graph Data

Date	Vicon Industries, Inc.	AMEX U.S. Market Index	AMEX Technology Index
10/01/02	100	100	100
10/01/03	134	128	144
10/01/04	152	149	166
10/01/05	99	176	170
10/01/06	106	190	185
10/01/07	377	224	263

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of the Company's Common Stock as of December 31, 2007 by (i) those persons known by the Company to be beneficial owners of more than 5% of the Company's outstanding Common Stock; (ii) each current executive officer named in the Summary Compensation Table; (iii) each director; and (iv) all directors and executive officers as a group.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)		% of Class
CBC Co., Ltd. and affiliates 2-15-13 Tsukishima, Chuo-ku, Tokyo, Japan 104	543,715		10.8%
Dimensional Fund Advisors 1299 Ocean Avenue Santa Monica, CA 90401	392,758	(2)	7.8%
Renaissance Technologies, Corp. 800 Third Avenue New York, NY 10022	345,100	(3)	6.8%
Bridgeway Capital Management, Inc. 5615 Kirby Drive, Suite 518 Houston, TX 77005	264,682		5.2%
C/O Vicon Industries, Inc.			
Kenneth M. Darby	335,502	(4)	6.6%
Arthur D. Roche	84,654	(5)	1.7%
Peter A. Horn	54,697	(10)	1.1%
John M. Badke	48,319	(6)	*
Peter F. Neumann	37,072		*
Christopher J. Wall	35,301	(7)	*
W. Gregory Robertson	31,900	(8)	*
Bret McGowan	20,347	(9)	*
Clifton H.W. Maloney	20,000	(11)	*
Total all Executive Officers and Directors as a group (12 persons)	705,685	(12)	14.0%

* Less than 1%

(1) Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment control over the shares of stock owned.
(2) Dimensional Fund Advisors had voting control over 384,258 shares and investment control over 392,758 as investment advisor and manager for various mutual funds and other clients. These shares are beneficially owned by such mutual funds or other clients.
(3) Renaissance Technologies, Corp. had voting control over 323,200 shares and investment control over 345,100 shares.
(4) Includes currently exercisable options to purchase 16,129 shares.
(5) Includes 15,000 shares held by Mr. Roche's wife and currently exercisable options to purchase 10,000 shares.
(6) Includes currently exercisable options to purchase 31,500 shares.
(7) Includes currently exercisable options to purchase 23,001 shares.
(8) Includes currently exercisable options to purchase 18,575 shares.
(9) Includes currently exercisable options to purchase 16,847 shares.
(10) Includes currently exercisable options to purchase 18,000 shares.
(11) Includes currently exercisable options to purchase 20,000 shares.
(12) Includes currently exercisable options to purchase 170,945 shares.

EQUITY COMPENSATION PLAN INFORMATION
at September 30, 2007

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	406,681	$3.45	507,933
Equity compensation plans not approved by security holders	-	-	-
Total	406,681	$3.45	507,933

EQUITY COMPENSATION GRANTS NOT APPROVED BY SECURITY HOLDERS

Through September 30, 2007 the Company had granted certain of its officers with deferred compensation benefits aggregating 33,251 shares of common stock currently held by the Company in treasury. Such shares vest upon retirement. All shares vest earlier under certain occurrences including death, involuntary termination or a change in control of the Company.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company and CBC Co., Ltd. (CBC), a Japanese corporation which beneficially owns 10.8% of the outstanding shares of the Company, have been conducting business with each other since 1979. During this period, CBC has served as a lender, a product supplier and a private label reseller of the Company's products. In fiscal 2007, the Company purchased approximately $362,000 of products from or through CBC. CBC competes with the Company in various markets, principally in the sale of video products and systems. Sales of Vicon products to CBC were $163,000 in 2007.

To date, the Company has not adopted a formal written policy with respect to related party transactions. However, an informal, unwritten policy has been in place whereby all such related-party transactions are reported to, and approved by, the full Board of Directors (other than any interested director). Given the SEC's reporting requirements, the Board of Directors is considering whether to adopt a formal written policy with respect to related-party transactions.

All named directors other than Mr. Darby are independent directors in accordance with American Stock Exchange listing requirements.

ITEM 14 – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table details: the aggregate fee arrangements with BDO Seidman, LLP for professional services rendered for the audit of the Company's consolidated annual financial statements and review of the financial statements included in the Company's quarterly reports on Form 10-Q; the aggregate fees billed by BDO Seidman, LLP for audit related matters and; the aggregate fees billed by BDO Seidman, LLP for tax compliance, tax advice and tax planning during fiscal years ended September 30, 2007 and 2006:

	2007	2006
Audit fees	$231,000	$171,000
Audit related fees	$ 5,000	$ 4,000
Tax fees	$ 35,000	$ 39,000

Audit Committee Pre-Approval of Audit ánd Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors. Under the policy, pre-approval generally is provided for an annual period and any pre-approval is detailed as to the particular service or category of services and is subject to a specific limit. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis, which must be accompanied by a detailed explanation for each proposed service. The Audit Committee may delegate pre-approval authority to one or more of its members. Such member must report any decisions to the Audit Committee at the next scheduled meeting.

PART IV

ITEM 15 – EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

Included in Part IV, Item 15:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Consolidated Statements of Operations, fiscal years ended September 30, 2007, 2006, and 2005

Consolidated Balance Sheets at September 30, 2007 and 2006

Consolidated Statements of Shareholders' Equity, fiscal years ended September 30, 2007, 2006, and 2005

Consolidated Statements of Cash Flows, fiscal years ended September 30, 2007, 2006, and 2005

Notes to Consolidated Financial Statements, fiscal years ended September 30, 2007, 2006, and 2005

(a) (2) Financial Statement Schedule

Included in Part IV, Item 15:

Schedule II - Valuation and Qualifying Accounts for the years ended September 30, 2007, 2006, and 2005

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are not applicable and, therefore, have been omitted.

15(a)(3) Exhibits

Number	Description
3.1	Articles of Incorporation and By-Laws, as amended (Incorporated by reference to the 1985 Annual Report on Form 10-K; Form S-2 filed in Registration Statement No. 33-10435 and Exhibit A, B and C of the 1987 Proxy Statement)
3.2	Amendment of the Company's By-Laws effective January 1, 2008
3.3	Amendment of the Certificate of Incorporation dated May 7, 2002 (Incorporated by reference to the 2002 Annual Report on Form 10-K)
4	Rights Agreement dated December 4, 2001 between the Registrant and Computershare Investor Services (Incorporated by reference to the 2001 Annual Report on Form 10-K)
10.1	Employment Agreement effective as of October 1, 2007 between the Registrant and Kenneth M. Darby (Incorporated by reference to the Current Report on Form 8-K dated September 7, 2007)
10.2	Common Stock Lock-up Agreement dated November 10, 2006 between the Registrant and Kenneth M. Darby (Incorporated by reference to the Current Report on Form 8-K dated November 16, 2006)
10.3	1994 Non-Qualified Stock Option Plan for Outside Directors (Incorporated by reference to the 1994 Annual Report on Form 10-K)
10.4	1996 Incentive Stock Option Plan (Incorporated by reference to the 1997 Annual Report on Form 10-K)
10.5	1996 Non-Qualified Stock Option Plan for Outside Directors (Incorporated by reference to the 1997 Annual Report on Form 10-K)
10.6	Loan Agreement between the Registrant and The Dime Savings Bank of New York, FSB dated January 29, 1998 (Incorporated by reference to the December 31, 1997 filing on Form 10-Q)
10.7	Mortgage Note between the Registrant and The Dime Savings Bank of New York, FSB dated January 29, 1998 (Incorporated by reference to the December 31, 1997 filing on Form 10-Q)
10.8	Mortgage and Security Agreement in the amount of $2,512,000 between the Registrant and The Dime Savings Bank of New York, FSB dated January 29, 1998 (Incorporated by reference to the December 31, 1997 filing on Form 10-Q)
10.9	Interest rate master swap agreement between the Registrant and KeyBank National Association dated December 11, 1997 (Incorporated by reference to the December 31, 1997 filing on Form 10-Q)
10.10	Schedule to the master agreement between the Registrant and KeyBank National Association dated December 11, 1997 (Incorporated by reference to the December 31, 1997 filing on Form 10-Q
10.11	Swap transaction confirmation with a notional amount of $2,512,000 between the Registrant and KeyBank National Association dated December 30, 1997 (Incorporated reference to the December 31, 1997 filing on Form 10-Q)
10.12	Advice of borrowing terms between the Registrant and National Westminster Bank PLC dated March 6, 2006 (Incorporated by reference to the March 31, 2006 filing on Form 10-Q)
10.13	Loan Agreement between the Registrant and The Dime Savings Bank of New York, FSB dated October 12, 1999 (Incorporated by reference to the 1999 Annual Report on Form 10-K)
10.14	Mortgage Note between the Registrant and The Dime Savings Bank of New York, FSB dated October 12, 1999 (Incorporated by reference to the 1999 Annual Report on Form 10-K)
10.15	Mortgage and Security Agreement in the amount of $1,200,000 between the Registrant and The Dime Savings Bank of New York, FSB dated October 12, 1999 (Incorporated by reference to the 1999 Annual Report on Form 10-K)
10.16	1999 Incentive Stock Option Plan (Incorporated by reference to the 1999 Annual Report on Form 10-K)
10.17	1999 Non-Qualified Stock Option Plan (Incorporated by reference to the 1999 Annual Report on Form 10-K)
10.18	2002 Incentive Stock Option Plan (Incorporated by reference to the 2002 Annual Report on Form 10-K)
10.19	2002 Non-Qualified Stock Option Plan (Incorporated by reference to the 2002 Annual Report on Form 10-K)
10.20	Employment and Deferred Compensation Agreement dated January 1, 2006 between the Registrant and John M. Badke (Incorporated by reference to the Current Report on Form 8-K dated March 6, 2006)
10.21	Amendment 1 to the Employment and Deferred Compensation Agreement dated November 13, 2006 between the Registrant and John M. Badke (Incorporated by reference to the Current Report on Form 8-K dated November 16, 2006)
10.22	Employment Agreement dated August 7, 2006 between the Registrant and Bret M. McGowan (Incorporated by reference to the 2006 Annual Report on Form 10-K)
10.23	Employment Agreement dated November 1, 2006 between the Registrant and Christopher J. Wall (Incorporated by reference to the Current Report on Form 8-K dated November 16, 2006)

10.24	Amendment 1 to the Employment Agreement dated November 1, 2006 between the Registrant and Christopher J. Wall
10.25	2007 Stock Incentive Plan (Incorporated by reference to the Proxy Statement filed on April 27, 2007)
10.26	Side letter dated November 14, 2007 between the Registrant and Christopher J. Wall.
21	Subsidiaries of the Registrant (Incorporated by reference to the Notes to the Consolidated Financial Statements)
23	Consent of BDO Seidman, LLP
	Rule 13a-14(a)/15d-14(a) Certifications
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
	Section 1350 Certifications
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

No other exhibits are required to be filed.

Other Matters - Form S-8 and S-2 Undertaking

For the purposes of complying with the amendments to the rules governing Form S-8 (effective July 13, 1990) under the Securities Act of 1933, the undersigned registrant hereby undertakes as follows, which undertaking shall be incorporated by reference into registrant's Registration Statements on Form S-8 Nos. 33-7892 (filed June 30, 1986), 33-34349 (filed April 1, 1990), 33-90038 (filed February 24, 1995), 333-30097 (filed June 26, 1997), 333-71410 (filed October 11, 2001), 333-116361 (filed June 10, 2004) and 333-146749 (filed October 16, 2007) and on Form S-2 No. 333-46841 (effective May 1, 1998):

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Vicon Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Vicon Industries, Inc. as of September 30, 2007 and 2006 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years ended September 30, 2007. In connection with our audit of the consolidated financial statements, we also have audited the financial statement schedule as listed in Part IV, item 15(a)(2) for the fiscal years ended September 30, 2007, 2006 and 2005. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vicon Industries, Inc. at September 30, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP

Melville, New York
January 10, 2008

VICON INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Fiscal Years Ended September 30, 2007, 2006 and 2005

	2007	2006	2005
Net sales	$ 69,072,613	$ 56,278,971	$ 56,055,715
Cost of sales	39,686,486	34,184,675	35,060,060
Gross profit	29,386,127	22,094,296	20,995,655
Operating expenses:			
Selling, general and administrative expense	19,527,713	17,930,872	19,152,692
Engineering and development expense	5,175,948	4,530,806	4,773,516
	24,703,661	22,461,678	23,926,208
Operating income (loss)	4,682,466	(367,382)	(2,930,553)
Other expense (income):			
Interest expense	141,507	164,827	181,126
Interest and other income	(379,750)	(135,654)	(88,026)
Loss on sale of marketable securities	-	-	44,936
Income (loss) before income taxes	4,920,709	(396,555)	(3,068,589)
Income tax expense (benefit)	(2,965,573)	150,000	27,000
Income (loss) before extraordinary gain	7,886,282	(546,555)	(3,095,589)
Extraordinary gain (Note 14)	-	-	210,968
Net income (loss)	$ 7,886,282	$ (546,555)	$ (2,884,621)
Basic income (loss) per share:			
Income (loss) before extraordinary gain	$ 1.67	$ (.12)	$ (.68)
Extraordinary gain	-	-	.05
Net income (loss)	$ 1.67	$ (.12)	$ (.63)
Diluted income (loss) per share:			
Income (loss) before extraordinary gain	$ 1.59	$ (.12)	$ (.68)
Extraordinary gain	-	-	.05
Net income (loss)	$ 1.59	$ (.12)	$ (.63)

See accompanying notes to consolidated financial statements.

VICON INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2007 and 2006

ASSETS	2007	2006
Current Assets:		
Cash and cash equivalents	$ 8,808,110	$ 5,639,334
Marketable securities	229,668	126,697
Accounts receivable (less allowance of $962,000 in 2007 and $1,325,000 in 2006)	12,995,595	11,269,529
Inventories:		
Parts, components and materials	3,768,972	2,809,152
Work-in-process	2,274,661	2,347,354
Finished products	6,951,619	6,812,732
	12,995,252	11,969,238
Deferred income taxes	1,472,551	-
Prepaid expenses and other current assets	596,145	484,713
Total current assets	37,097,321	29,489,511
Property, plant and equipment:		
Land	1,268,880	1,235,950
Buildings and improvements	5,978,758	5,844,093
Machinery, equipment and vehicles	5,959,272	5,970,168
	13,206,910	13,050,211
Less accumulated depreciation and amortization	7,445,405	6,821,126
	5,761,505	6,229,085
Deferred income taxes	2,058,177	-
Other assets	117,442	236,521
TOTAL ASSETS	$ 45,034,445	$ 35,955,117

LIABILITIES AND SHAREHOLDERS' EQUITY	2007	2006
Current Liabilities:		
Current maturities of long-term debt	$ 1,747,744	$ 331,830
Accounts payable	3,397,562	4,162,263
Accrued compensation and employee benefits	2,856,921	2,427,525
Accrued expenses	1,806,989	1,429,566
Unearned revenue	830,901	806,142
Income taxes payable	416,655	151,323
Total current liabilities	11,056,772	9,308,649
Long-term debt	-	1,740,335
Unearned revenue	408,229	457,474
Other long-term liabilities	516,088	429,818
Commitments and contingencies - Note 11		
Shareholders' equity:		
Common stock, par value $.01 per share authorized - 25,000,000 shares issued - 5,053,503 and 4,860,901 shares	50,535	48,609
Capital in excess of par value	22,874,285	22,562,126
Retained earnings	9,620,772	1,734,490
	32,545,592	24,345,225
Treasury stock at cost, 263,027 shares in 2007 and 287,817 shares in 2006	(1,139,728)	(1,299,999)
Accumulated other comprehensive income	1,647,492	973,615
Total shareholders' equity	33,053,356	24,018,841
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 45,034,445	$ 35,955,117

See accompanying notes to consolidated financial statements.

VICON INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Fiscal Years Ended September 30, 2007, 2006, and 2005

	Shares	Common Stock	Capital in excess of par value	Retained earnings	Treasury Stock	Accumulated Other Comprehensive income	Total share-holders' equity
Balance September 30, 2004	4,849,046	48,490	22,360,834	5,165,666	(1,278,884)	617,239	26,913,345
Comprehensive income (loss):							
Net loss	-	-	-	(2,884,621)	-	-	(2,884,621)
Foreign currency translation adjustment	-	-	-	-	-	(201,918)	(201,918)
Unrealized gain on derivatives	-	-	-	-	-	95,198	95,198
Change in unrealized loss on marketable securities	-	-	-	-	-	46,526	46,526
Total comprehensive income (loss)	-	-	-	-	-	-	(2,944,815)
Repurchases of common stock	-	-	-	-	(21,115)	-	(21,115)
Exercise of stock options	8,355	84	22,096	-	-	-	22,180
Stock-based compensation	-	-	(67,718)	-	-	-	(67,718)
Deferred compensation amortization	-	-	76,603	-	-	-	76,603
Balance September 30, 2005	4,857,401	48,574	22,391,815	2,281,045	(1,299,999)	557,045	23,978,480
Comprehensive income (loss):							
Net loss	-	-	-	(546,555)	-	-	(546,555)
Foreign currency translation adjustment	-	-	-	-	-	425,286	425,286
Unrealized loss on derivatives	-	-	-	-	-	(8,091)	(8,091)
Change in unrealized loss on marketable securities	-	-	-	-	-	(625)	(625)
Total comprehensive income (loss)	-	-	-	-	-	-	(129,985)
Exercise of stock options	3,500	35	7,665	-	-	-	7,700
Stock-based compensation	-	-	152,413	-	-	-	152,413
Deferred compensation amortization	-	-	10,233	-	-	-	10,233
Balance September 30, 2006	4,860,901	$ 48,609	$ 22,562,126	$ 1,734,490	$ (1,299,999)	$ 973,615	$ 24,018,841
Comprehensive income (loss):							
Net income	-	-	-	7,886,282	-	-	7,886,282
Foreign currency *translation adjustment*	-	-	-	-	-	*689,151*	689,151
Unrealized loss on derivatives, net of tax	-	-	-	-	-	(16,566)	(16,566)
Change in unrealized loss on marketable securities, net of tax	-	-	-	-	-	1,292	1,292
Total comprehensive income (loss)	-	-	-	-	-	-	8,560,159
Distribution of deferred comp. shares	-	-	(472,187)	-	472,187	-	-
Exercise of stock options	192,602	1,926	594,738	-	(311,916)	-	284,748
Stock-based compensation	-	-	168,671	-	-	-	168,671
Tax benefit from exercise of stock options	-	-	10,327	-	-	-	10,327
Deferred compensation amortization	-	-	10,610	-	-	-	10,610
Balance September 30, 2007	5,053,503	$ 50,535	$ 22,874,285	$ 9,620,772	$ (1,139,728)	$ 1,647,492	$ 33,053,356

See accompanying notes to consolidated financial statements.

VICON INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal Years Ended September 30, 2007, 2006 and 2005

	2007	2006	2005
Cash flows from operating activities:			
Net income (loss)	$ 7,886,282	$ (546,555)	$ (2,884,621)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Deferred income taxes	(3,497,576)	-	-
Depreciation and amortization	892,534	973,535	999,942
Amortization of deferred compensation	10,611	10,233	76,603
Stock compensation expense	168,671	152,413	(67,718)
Extraordinary gain on acquisition	-	-	(210,968)
Loss on sale of marketable securities	-	-	44,936
Change in assets and liabilities:			
Accounts receivable, net	(1,224,166)	(871,872)	133,959
Inventories	(753,723)	(1,357,802)	2,605,961
Recoverable income taxes	-	-	239,402
Prepaid expenses and other current assets	(84,724)	(52,070)	(36,549)
Other assets	122,350	390,364	6,434
Accounts payable	(903,577)	1,641,824	(847,762)
Accrued compensation and employee benefits	393,240	57,959	277,966
Accrued expenses	349,128	13,761	(137,935)
Unearned revenue	(24,486)	114,872	(48,048)
Income taxes payable	249,190	102,964	(299,358)
Other liabilities	49,919	92,774	(366,684)
Net cash provided by (used in) operating activities	3,633,673	722,400	(514,440)
Cash flows from investing activities:			
Capital expenditures	(296,332)	(510,375)	(556,643)
Acquisition, net of cash acquired	-	-	(868,000)
Net decrease (increase) in marketable securities	(102,392)	(5,492)	1,998,458
Net cash provided by (used in) investing activities	(398,724)	(515,867)	573,815
Cash flows from financing activities:			
Repayments of long-term debt	(327,309)	(403,419)	(286,470)
Proceeds from exercise of stock options	284,748	7,700	22,180
Repurchases of common stock	-	-	(21,115)
Net cash used in financing activities	(42,561)	(395,719)	(285,405)
Effect of exchange rate changes on cash	(23,612)	10,342	(18,990)
Net increase (decrease) in cash	3,168,776	(178,844)	(245,020)
Cash at beginning of year	5,639,334	5,818,178	6,063,198
Cash at end of year	$ 8,808,110	$ 5,639,334	$ 5,818,178
Cash paid during the fiscal year for:			
Income taxes	$ 217,873	$ 35,802	$ 345,396
Interest	$ 143,159	$ 169,356	$ 176,435

See accompanying notes to consolidated financial statements.

NOTE 1. Summary of Significant Accounting Policies

Nature of Business

The Company designs, manufactures, assembles and markets video systems and system components for use in security, surveillance, safety and control purposes by end users. The Company markets its products worldwide primarily to installing dealers, systems integrators, government entities and distributors.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Vicon Industries, Inc. (the Company) and its wholly owned subsidiaries: Vicon Industries Limited and subsidiary (Videotronic Infosystems GmbH) and TeleSite U.S.A., Inc. and subsidiary (Vicon Systems Ltd.), after elimination of intercompany accounts and transactions.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectibility of the resulting receivable is reasonably assured. As it relates to product sales, revenue is generally recognized when products are sold and title is passed to the customer. Shipping and handling costs are included in cost of sales. Advance service billings under a national supply contract with one customer are deferred and recognized as revenues on a pro rata basis over the term of the service agreement. The Company evaluates multiple-element revenue arrangements for separate units of accounting, and follows appropriate revenue recognition policies for each separate unit. Elements are considered separate units of accounting provided that (i) the delivered item has stand-alone value to the customer, (ii) there is objective and reliable evidence of the fair value of the undelivered item, and (iii) if a general right of return exists relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially within the control of the Company. As applied to the Company, under arrangements involving the sale of product and the provision of services, product sales are recognized as revenue when the products are sold and title is passed to the customer, and service revenue is recognized as services are performed. For products that include more than incidental software, and for separate licenses of the Company's software products, the Company recognizes revenue in accordance with the provisions of Statement of Position 97-2, "Software Revenue Recognition", as amended.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit and amounts invested in highly liquid money market funds.

Marketable Securities

Marketable securities consist of mutual fund investments in U.S. government debt securities and holdings in an equity security. Such mutual fund investments are stated at market value and are classified as available-for-sale under Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 115, with unrealized gains and losses reported in other comprehensive income as a component of shareholders' equity. The cost of such securities was $231,052 and $129,373 at September 30, 2007 and 2006, respectively, with $1,384 and $2,676 of unrealized losses included in the carrying amounts at September 30, 2007 and 2006, respectively.

Allowances for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Inventories are valued at the lower of cost (on a moving average basis which approximates a first-in, first-out method) or market. When it is determined that a product or product line will be sold below carrying cost, affected on hand inventories are written down to their estimated net realizable values.

Long-Lived Assets

Property, plant, and equipment are recorded at cost. Depreciation and amortization of assets under capital leases, is computed by the straight-line method over the estimated useful lives of the related assets. Machinery, equipment and vehicles are being depreciated over periods ranging from 2 to 10 years. The Company's buildings are being depreciated over periods ranging from 25 to 40 years and leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining lease term. Fully depreciated fixed assets are retired from the balance sheet when they are no longer in use.

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

Engineering and Development

Product engineering and development costs are charged to expense as incurred, and amounted to approximately $5,200,000, $4,500,000 and $4,800,000 in fiscal 2007, 2006, and 2005, respectively.

Earnings (Loss) Per Share

Basic EPS is computed based on the weighted average number of common shares outstanding. Diluted EPS reflects the maximum dilution that would have resulted from the exercise of stock options, warrants and incremental shares issuable under a deferred compensation agreement (see Note 10). In periods when losses are incurred, the effects of these securities are antidilutive and, therefore, are excluded from the computation of diluted EPS.

Foreign Currency Translation

The Company translates the financial statements of its foreign subsidiaries by applying the current rate method under which assets and liabilities are translated at the exchange rate on the balance sheet date, while revenues, costs, and expenses are translated at the average exchange rate for the reporting period. The resulting cumulative translation adjustment of $1.7 million and $1.0 million at September 30, 2007 and 2006, respectively, is recorded as a component of shareholders' equity in accumulated other comprehensive income.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred U.S. income taxes are not provided on undistributed earnings of foreign subsidiaries as the Company presently intends to reinvest such earnings indefinitely, and any plan to repatriate any of such earnings in the future is not expected to result in a material incremental tax liability to the Company. In fiscal 2006, the Company recognized a valuation allowance against its entire net deferred tax asset balance due to the uncertainty of future realization. In the fourth quarter of fiscal 2007, the Company recognized $3.4 million of previously unrecognized U.S. net deferred income tax assets based upon an updated assessment of their realization (see Note 4 for further discussion).

Product Warranties

The Company provides for the estimated cost of product warranties at the time revenue is recognized (see Note 3). While the Company engages in product quality programs and processes, including monitoring and evaluating the quality of its component suppliers, its warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from its estimates, revisions to the estimated warranty liability may be required.

Derivative Instruments

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", establishes accounting and reporting standards for derivative instruments as either assets or liabilities in the statement of financial position based on their fair values. Changes in the fair values are required to be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Derivative instruments are designated and accounted for as either a hedge of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). For derivatives designated as effective cash flow hedges, changes in fair values are recognized in other comprehensive income. Changes in fair values related to fair value hedges as well as the ineffective portion of cash flow hedges are recognized in earnings.

The Company does not use derivative instruments for speculative or trading purposes. Derivative instruments are primarily used to manage exposures related to transactions with the Company's Europe and Israel based subsidiaries and interest rate risk on certain variable rate bank indebtedness. To accomplish this, the Company uses certain contracts, primarily foreign currency forward contracts ("forwards") and interest rate swaps, which minimize cash flow risks from changes in foreign currency exchange rates and interest rates, respectively. These derivatives have been designated as cash flow hedges for accounting purposes.

As of September 30, 2007, the Company had an interest rate swap and currency forwards outstanding with notional amounts aggregating $1.2 million and $2.0 million, respectively, whose aggregate fair value, net of tax, was a liability of approximately $58,000. The change in the fair value of these derivatives is reflected in other comprehensive income in the accompanying statement of shareholders' equity, net of tax where applicable. The forwards have maturities of less than one year and require the Company to exchange currencies at specified dates and rates. The interest rate swap matures in the same amounts and over the same periods as the related debt. The Company considers the credit risk related to the interest rate swaps and the forwards to be low because such instruments are entered into with financial institutions having high credit ratings and are generally settled on a net basis. There were no gains or losses recognized in operations due to hedge ineffectiveness during the three-year period ended September 30, 2007. The Company does not expect that the amounts currently classified in accumulated other comprehensive income that will be recognized in operations in the next fiscal year will be material.

Fair Value of Financial Instruments

The carrying amounts for trade accounts and other receivables, accounts payable and accrued expenses approximate fair value due to the short-term maturity of these instruments. The carrying amounts of the Company's long-term debt instruments approximate fair value. The Company's interest rate swap agreement is carried at its fair market value (which was a liability of approximately $7,000 at September 30, 2007). This value represents the estimated amount the Company would need to pay if such agreement was terminated before maturity, principally resulting from market interest rate decreases. The fair value of the Company's foreign currency forward exchange contracts is estimated by obtaining quoted market prices. The contracted exchange rates on committed forward exchange contracts was approximately $51,000 less favorable than the market rates for similar term contracts at September 30, 2007.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Accounting for Stock-Based Compensation

Prior to October 1, 2005, the Company followed Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations in accounting for its employee stock-based compensation. Under APB No. 25, compensation expense was recorded if, on the date of grant, the market price of the underlying stock exceeded its exercise price. As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure - An Amendment of FASB Statement No. 123" ("SFAS No. 148"), the Company had retained the accounting prescribed by APB No. 25 and presented the disclosure information prescribed by SFAS No. 123 and SFAS No. 148.

Had compensation expense for stock option grants issued been determined under the fair value method of SFAS No. 123, the Company's net loss and loss per share (EPS) for the fiscal years ended September 30, 2005 would have been:

	2005
Reported net loss	$ (2,884,621)
Stock-based compensation cost, net of tax	(194,935)
Pro forma net loss	$ (3,079,556)
Reported basic and diluted EPS	$ (.63)
Pro forma basic and diluted EPS	$ (.67)

Effective October 1, 2005, the Company adopted SFAS No. 123(R), "Share-Based Payment", which requires that all share based payments to employees, including stock options, be recognized as compensation expense in the consolidated financial statements based on their fair values and over the requisite service period. For the years ended September 30, 2007 and 2006, the Company recorded non-cash compensation expense of $168,671 ($.04 and $.03 per basic and diluted share, respectively) and $152,413 ($.03 per basic and diluted share) relating to stock options. The Company elected to utilize the modified-prospective application method, whereby compensation expense is recorded for all awards granted after October 1, 2005 and for the unvested portion of awards granted prior to this date. Accordingly, prior period amounts have not been restated. The adoption of SFAS No. 123(R) resulted in an immaterial cumulative change in accounting as of the date of adoption.

The fair value for options granted during the fiscal years ended September 30, 2007, 2006 and 2005 was determined at the date of grant using a Black-Scholes valuation model and the straight-line attribution approach using the following weighted average assumptions:

	2007	2006	2005
Risk-free interest rate	4.8%	4.4%	3.8%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor	61.52%	75.9%	62.2%
Weighted average expected life	5 years	5 years	4 years

The risk-free interest rate used in the Black-Scholes valuation method is based on the implied yield currently available in U.S. Treasury securities at maturity with an equivalent term. The Company has not recently declared or paid any dividends and does not currently expect to do so in the future. Expected volatility is based on the annualized daily historical volatility of the Company's stock over a representative period. The weighted-average expected life represents the period over which stock-based awards are expected to be outstanding and was determined based on a number of factors, including historical weighted average and projected holding periods for the remaining unexercised shares, the contractual terms of the Company's stock-based awards, vesting schedules and expectations of future employee behavior.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, provisions for doubtful accounts receivable, net realizable value of inventory, warranty obligations, deferred tax valuation and assessments of the recoverability of the Company's long-lived assets. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

NOTE 2. Short-Term Borrowings

The Company's European based subsidiary maintains a bank overdraft facility that provides for maximum borrowings of one million Pounds Sterling ($2,048,000) and is secured by all the assets of the subsidiary. This facility expires in March 2008. During fiscal 2007 and 2006, there were no outstanding borrowings under this facility.

NOTE 3. Accrued Warranty Obligation

The Company recognizes the estimated cost associated with its standard warranty on products at the time of sale. The estimate is based on historical warranty claim cost experience. The following is a summary of the changes in the Company's accrued warranty obligation (which is included in accrued expenses) for the years ended September 30, 2007 and 2006:

Balance as of September 30, 2005	$ 452,000
Deduct: Expenditures	(268,000)
Add: Provision	218,000
Balance as of September 30, 2006	$ 402,000
Deduct: Expenditures	(267,000)
Add: Provision	267,000
Balance as of September 30, 2007	$ 402,000

NOTE 4. Income Taxes

The components of income tax expense for the fiscal years indicated are as follows:

	2007	2006	2005
Current:			
Federal	$ 85,327	$ -	$ -
State	-	-	8,805
Foreign	459,330	150,000	18,195
	544,657	150,000	27,000
Deferred:			
Federal	(3,151,837)	-	-
State	(298,063)	-	-
Foreign	(60,330)	-	-
	(3,510,230)	-	-
Total	$ (2,965,573)	$ 150,000	$ 27,000

A reconciliation of the U.S statutory tax rate to the Company's effective tax rate follows:

	2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. statutory tax	$ 1,673,000	34.0%	$ (135,000)	(34.0)%	$ (972,000)	(34.0)%
Increase (decrease) in valuation allowance	(4,739,000)	(96.3)	423,000	106.5	1,019,000	35.6
Unrecognized prior year foreign operating losses	-	-	(121,000)	(30.6)	-	-
Foreign tax rate difference	51,000	1.0	42,000	10.6	-	-
Permanent differences	(46,000)	(0.9)	(41,000)	(10.2)	-	-
State tax, net of federal benefit	-	-	-	-	6,000	0.2
Other, net	95,000	1.9	(18,000)	(4.5)	(26,000)	(0.9)
Effective tax rate	$(2,966,000)	(60.3)%	$ 150,000	37.8%	$ 27,000	0.9%

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at September 30, 2007 and 2006 are presented below:

	2007	2006
Deferred tax assets:		
Inventories	$ 683,000	$ 619,000
Accrued compensation	430,000	666,000
Warranty accrual	149,000	147,000
Depreciation	450,000	394,000
Allowance for doubtful accounts receivable	325,000	421,000
Unearned revenue	458,000	378,000
U.S. net operating loss carryforwards	902,000	2,372,000
Foreign net operating loss carryforwards	547,000	300,000
AMT credit carryforward	75,000	-
U.S. capital loss carryforward	15,000	17,000
Unrealized loss on derivatives	22,000	8,000
Other	59,000	1,000
Gross deferred tax assets	4,115,000	5,323,000
Deferred tax liabilities:		
Other	37,000	37,000
Gross deferred tax liabilities	37,000	37,000
Total deferred tax assets and liabilities	4,078,000	5,286,000
Less valuation allowance	(547,000)	(5,286,000)
Net deferred tax assets and liabilities	$ 3,531,000	$ -

At September 30, 2006, the Company maintained a valuation allowance against all its deferred tax assets due to the uncertainty of future realization. The establishment of such valuation allowance in 2003 was determined to be appropriate due to recurring operating losses and the inherent uncertainties of predicting future operating results in periods over which such net tax differences become deductible. In the fourth quarter of fiscal 2007, the Company recognized its previously unrecognized U.S. deferred income tax assets based upon an updated assessment of their realization. Based upon the Company's fiscal 2007 operating results and outlook of future results, it presently believes that it is more likely than not that it will ultimately realize its available net deferred tax assets. Deferred U.S. income taxes are not provided on undistributed earnings of foreign subsidiaries as the Company presently intends to reinvest such earnings indefinitely, and any plan to repatriate any of such earnings in the future is not expected to result in a material incremental tax liability to the Company.

The Company has approximately $3.2 million of U.S. federal income tax loss carryforwards that expire in 2023 through 2026.

Pretax domestic income (loss) amounted to approximately $3,899,000, $(189,000) and $(2,767,000) in fiscal years 2007, 2006 and 2005, respectively. Pretax foreign income (loss) amounted to approximately $1,022,000, $(208,000) and $(91,000) in fiscal years 2007, 2006 and 2005, respectively.

NOTE 5. Long-Term Debt

Long-term debt is comprised of the following at September 30, 2007 and 2006:

	2007	2006
U.S. bank mortgage loans	$ 1,740,335	$ 2,010,201
U.K. bank term loan	-	54,540
Other	7,409	7,424
	1,747,744	2,072,165
Less current maturities	1,747,744	331,830
	$ -	$ 1,740,335

In January 1998, the Company entered into an aggregate $2.9 million mortgage and term loan agreement with a bank to finance the purchase of its principal operating facility. Such agreement included a $2,512,000 ten-year mortgage loan payable in monthly installments through January 2008, with a $1,188,000 payment due at the end of the term. The mortgage loan bears interest at the bank's prime rate minus 1.35% (6.40% and 6.90% at September 30, 2007 and 2006, respectively) and is secured by all the assets of the Company. At the same time, the Company entered into interest rate swap agreements with the same bank at the time to effectively convert the foregoing floating rate long-term loans to fixed rate loans. Subsequently, such bank sold its local operations, including the Company's loans, to another bank while retaining the Company's interest rate swap agreements. These agreements effectively fixed the Company's interest rate on its $2,512,000 mortgage loan at 7.79%. The interest rate swap agreement matures in the same amounts and over the same periods as the related mortgage loan.

In October 1999, the Company entered into a $1.2 million mortgage loan agreement with its bank to finance the expansion of its principal operating facility. The loan is payable in equal monthly principal installments through January 2008, with a $460,000 payment due at the end of the term. The loan bears interest at the bank's prime rate minus 160 basis points (6.15% and 6.65% at September 30, 2007 and 2006, respectively) or, at the Company's option, LIBOR plus 100 basis points (6.49% and 6.37% at September 30, 2007 and 2006, respectively).

NOTE 6. Other Comprehensive Income

The accumulated other comprehensive income balances at September 30, 2007 and 2006 consisted of the following:

	2007	2006
Foreign currency translation adjustment	$ 1,687,283	$ 998,132
Unrealized loss on derivatives, net of tax	(38,407)	(21,841)
Unrealized loss on marketable securities, net of tax	(1,384)	(2,676)
Accumulated other comprehensive income	$ 1,647,492	$ 973,615

NOTE 7. Segment and Geographic Information

The Company operates in one business segment which encompasses the design, manufacture, assembly and marketing of video systems and system components for the electronic protection segment of the security industry. Its U.S. based operations consist of Vicon Industries, Inc., the Company's corporate headquarters and principal operating entity. Its Europe-based operations consist of Vicon Industries Limited and its Videotronic subsidiary, which market and distribute the Company's products principally within Europe and the Middle East.

Net sales and long-lived assets related to operations in the United States and other foreign countries for the fiscal years ended September 30, 2007, 2006, and 2005 are as follows:

	2007	2006	2005
Net sales			
U.S.	$ 42,752,000	$ 35,358,000	$ 36,035,000
Foreign	26,321,000	20,921,000	20,021,000
Total	$ 69,073,000	$ 56,279,000	$ 56,056,000
Long-lived assets			
U.S.	$ 4,129,000	$ 4,518,000	$ 4,710,000
Foreign	1,633,000	1,711,000	1,906,000
Total	$ 5,762,000	$ 6,229,000	$ 6,616,000

U.S. sales include $5,721,000, $5,040,000 and $6,969,000 for export in fiscal years 2007, 2006, and 2005, respectively. Foreign sales principally represent sales from the Company's Europe based subsidiaries.

NOTE 8. Stock Option Plans

The Company maintains stock option plans and a stock incentive plan that provide for the grant of incentive and non-qualified options covering a total of 914,614 shares of common stock reserved for issuance to key employees, including officers and directors, as of September 30, 2007. All options are issued at fair market value at the grant date and are exercisable in varying installments according to the plans. The plans allow for the payment of option exercises through the surrender of previously owned mature shares based on the fair market value of such shares at the date of surrender. Such surrendering of mature shares by holders results in an increase to treasury stock based on the stock price on date of surrender. During the year ended September 30, 2007, employees surrendered mature shares for current exercises which resulted in an increase to treasury stock of $311,916. No such exercises occurred in the years ended September 30, 2006 and 2005.There were 507,933 shares available for grant at September 30, 2007.

Changes in outstanding stock options for the three years ended September 30, 2007 are as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Instrinsic Value
Balance - September 30, 2004	555,320	$ 3.50		
Options granted	86,000	$ 3.00		
Options exercised	(8,355)	$ 2.65		
Options forfeited	(50,224)	$ 4.58		
Balance - September 30, 2005	582,741	$ 3.35		
Options granted	39,975	$ 3.17		
Options exercised	(3,500)	$ 2.20		
Options forfeited	(73,933)	$ 3.79		
Balance - September 30, 2006	545,283	$ 3.28		
Options granted	77,000	$ 3.59		
Options exercised	(192,602)	$ 3.10		
Options forfeited	(23,000)	$ 3.00		
Balance - September 30, 2007	406,681	$ 3.45	2.8	$ 3,348,674
Exercisable at September 30, 2007	247,761	$ 3.53	1.7	$ 2,019,918

The weighted-average grant date fair value of options granted during the years ended September 30, 2007, 2006 and 2005 was $2.03, $2.05 and $1.52, respectively. The total intrinsic value of options exercised during the years ended September 30, 2007, 2006 and 2005 was $929,744, $3,150 and $12,475, respectively.

A summary of the status of the Company's nonvested shares and changes during the years presented is as follows:

	Number of Options	Weighted Average Grant-Date Fair Value
Nonvested at September 30, 2005	294,253	$ 1.79
Granted	39,975	$ 2.05
Vested	(88,372)	$ 1.79
Forfeited	(33,500)	$ 2.40
Nonvested at September 30, 2006	212,356	$ 1.74
Granted	77,000	$ 2.03
Vested	(128,336)	$ 1.75
Forfeited	(2,100)	$ 1.52
Nonvested at September 30, 2007	158,920	$ 1.87

As of September 30, 2007, there was $187,064 of total unrecognized compensation cost, net of estimated forfeitures, related to nonvested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 1.4 years. The total fair value of shares vested during the years ended September 30, 2007, 2006 and 2005 was $224,609, $158,299 and $252,062, respectively.

NOTE 9. Shareholder Rights Plan

On November 14, 2001, the Company's Board of Directors adopted a Shareholder Rights Plan, which declared a dividend of one Common Stock Purchase Right (a Right) for each outstanding share of common stock of the Company to shareholders of record on December 21, 2001. Each Right entitles the holder to purchase from the Company one share of common stock at a purchase price of $15 per share. In the event of the acquisition of or tender offer for 20% or more of the Company's outstanding common stock by certain persons or group without the Board of Directors' consent, such purchase price will be adjusted to equal fifty percent of the average market price of the Company's common stock for a period of thirty consecutive trading days immediately prior to the event. Until the Rights become exercisable, they have no dilutive effect on the Company's earnings per share.

The Rights, which are non-voting and exercisable until November 30, 2011, can be redeemed by the Company in whole at a price of $.001 per Right at any time prior to the acquisition by certain persons or group of 50% of the Company's common stock. Separate certificates for the Rights will not be distributed, nor will the Rights be exercisable, until either (i) a person or group acquires beneficial ownership of 20% or more of the Company's common stock or (ii) the tenth day after the commencement of a tender or exchange offer for 20% or more of the Company's common stock. Following an acquisition of 20% or more of the Company's common shares, each Right holder, except for the 20% or more stockholder, can exercise their Right(s), unless the 20% or more stockholder has offered to acquire all of the outstanding shares of the Company under terms that a majority of the independent Directors of the Company have determined to be fair and in the best interest of the Company and its stockholders. On May 7, 2002, the Company's shareholders approved an amendment of the Company's Certificate of Incorporation to increase the total number of shares of common stock authorized to issue from 10,000,000 to 25,000,000 shares.

NOTE 10. Earnings (Loss) Per Share

The following table provides the components of the basic and diluted loss per share (EPS) computations:

	2007	2006	2005
Basic EPS Computation			
Net income (loss)	$ 7,886,282	$ (546,555)	$ (2,884,621)
Weighted average shares outstanding	4,719,444	4,571,905	4,566,621
Basic income (loss) per share	$ 1.67	$ (.12)	$ (.63)
Basic and Diluted EPS Computation			
Net income (loss)	$ 7,886,282	$ (546,555)	$ (2,884,621)
Weighted average shares outstanding	4,719,444	4,571,905	4,566,621
Stock options	202,658	-	-
Stock compensation arrangements	31,156	-	-
Diluted shares outstanding	4,953,258	4,571,905	4,566,621
Diluted income (loss) per share	$ 1.59	$ (.12)	$ (.63)

In 2006 and 2005, 103,218 and 148,645 shares, respectively, have been omitted from the calculation of diluted EPS as their effect would have been antidilutive.

NOTE 11. Commitments and Contingencies

The Company leases vehicles and occupies certain facilities under operating leases that expire at various dates through 2010. The leases, which cover periods from three to eight years, generally provide for renewal options at specified rental amounts. The aggregate operating lease commitment at September 30, 2007 was $934,000 with minimum rentals for the fiscal years shown as follows: 2008 - $611,000; 2009 - $322,000; and 2010 - $1,000.

The Company is a party to employment agreements with certain of its officers that provide for, among other things, the payment of compensation if there is a change in control without Board of Director approval (as defined in the agreements). The contingent liability under such change in control provisions at September 30, 2007 was approximately $2.2 million. Certain of the Company's employment agreements with its officers provide for a severance/retirement benefit upon certain occurrences or at a specified date of retirement, absent a change in control, aggregating $1.5 million at September 30, 2007. The Company is amortizing such obligation to expense on the straight-line method through the specified dates of retirement. Such expense amounted to approximately $108,000 and $93,000 in fiscal 2007 and 2006, respectively.

The Company has agreements with certain of its officers to provide a deferred compensation benefit in the form of 33,251 shares of common stock currently held by the Company in treasury. Such shares vest upon retirement or earlier under certain occurrences including death, involuntary termination or a change in control of the Company. The market value of such shares approximated $123,000 at the dates of grant, which is being amortized on the straight-line method through the specified dates of retirement. During the year ended September 30, 2007, the Company issued 70,647 shares of common stock to an officer of the Company at the expiration of his employment agreement. This distribution of deferred compensation shares resulted in a decrease to treasury stock of $472,187 for the year ended September 30, 2007.

NOTE 12. Litigation

The Company is one of several defendants in a patent infringement suit commenced by Lectrolarm Custom Systems, Inc. in May 2003 in the United States District Court for the Western District of Tennessee. The alleged infringement by the Company relates to its camera dome systems and other products that represent significant sales to the Company. Among other things, the suit seeks past and enhanced damages, injunctive relief and attorney's fees. In January 2006, the Company received the plaintiff's claim for past damages through December 31, 2005 that approximated $11.7 million plus pre-judgment interest. The Company and its outside patent counsel believe that the complaint against the Company is without merit. The Company is vigorously defending itself and is a party to a joint defense with certain other named defendants.

In January 2005, the Company petitioned the U.S. Patent and Trademark Office (USPTO) to reexamine the plaintiff's patent, believing it to be invalid. In April 2006, the USPTO issued a non-final office action rejecting all of the plaintiff's patent claims asserted against the Company citing the existence of prior art of the Company and another defendant. On June 30, 2006, the Federal District Court granted the defendants' motion for continuance (delay) of the trial, pending the outcome of the USPTO's reexamination proceedings. In February 2007, the USPTO issued a Final Rejection of the six claims in the plaintiff's patent asserted against the Company, which was reaffirmed in June 2007 after the plaintiff filed a response with the USPTO requesting reconsideration of its Final Rejection. The plaintiff has appealed the examiner's decision to the USPTO Board of Patent Appeals and Interferences and has an additional appeal available to it thereafter in the Court of Appeals for the Federal Circuit.

The Company is unable to reasonably estimate a range of possible loss, if any, at this time. Although the Company has received favorable rulings from the USPTO with respect to the reexamination proceedings, there is always the possibility that the plaintiff's patent claims could be upheld in appeal and the matter would proceed to trial. Should this occur and the Company receives an unfavorable outcome at trial, it could result in a liability that is material to the Company's results of operations and financial position.

In the normal course of business, the Company is a party to certain other claims and litigation. Management believes that the settlement of such claims and litigation, considered in the aggregate, will not have a material adverse effect on the Company's financial position and results of operations.

NOTE 13. Related Party Transactions

As of September 30, 2007, CBC Co., Ltd. and affiliates ("CBC") owned approximately 11.3% of the Company's outstanding common stock. The Company, which has been conducting business with CBC since 1979, imports certain finished products and components through CBC and also sells its products to CBC. The Company purchased approximately $362,000, $404,000 and $566,000 of products and components from CBC in fiscal years 2007, 2006, and 2005, respectively, and the Company sold $163,000, $205,000 and $362,000 of products to CBC for distribution in fiscal years 2007, 2006, and 2005, respectively. At September 30, 2007 and 2006, the Company owed $23,000 and $11,000, respectively, to CBC and CBC owed $15,000 and $5,000, respectively, to the Company resulting from purchases and sales of products.

Note 14: Asset Purchase

On October 1, 2004, the Company entered into an agreement to purchase all of the operating assets of Videotronic Infosystems GmbH ("Videotronic"), a Germany based video system supplier which was operating under insolvency protection, for 700,000 Eurodollars (approximately $868,000). The purchase was ratified by Videotronic's Creditors on November 26, 2004. During the year ended September 30, 2005, the Company recognized a $211,000 extraordinary gain on the recovery of Videotronic net assets in excess of their allocated purchase price. Such gain includes adjustments to assigned values of accounts receivable, inventories, trade payables and severance liabilities. Pro forma results of operations have not been presented due to the relative insignificance of the operating assets acquired.

Note 15: Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. The Company will adopt the provisions of FIN 48 in the first quarter of fiscal 2008. The Company is currently evaluating the impact, if any, of adopting this pronouncement.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Further, the standard establishes a framework for measuring fair value in generally accepted accounting principles and expands certain disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect that the adoption of SFAS 157 will have a material impact on its consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which gives companies the option to measure eligible financial assets, financial liabilities and firm commitments at fair value (i.e., the fair value option), on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes in fair value must be recorded in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect that the adoption of SFAS 159 will have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS 141 (revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, IPR&D and restructuring costs. In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income tax expense. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company has not yet evaluated the impact, if any, of adopting this pronouncement.

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests (NCI) and classified as a component of equity. This new consolidation method will significantly change the accounting for transactions with minority interest holders. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company has not yet evaluated the impact, if any, of adopting this pronouncement.

NOTE 16. Quarterly Financial Data (unaudited)

Quarter Ended	Net Sales	Gross Profit	Net Income (Loss)	Earnings (Loss) Per Share Basic	Earnings (Loss) Per Share Diluted
Fiscal 2007					
December	$ 17,883,000	$ 7,202,000	$ 1,115,000	$ .24	$ .24
March	16,892,000	7,148,000	802,000	.17	.16
June	17,140,000	7,218,000	1,035,000	.22	.20
September	17,158,000	7,818,000	4,934,000	1.03	.97
Total	$ 69,073,000	$ 29,386,000	$ 7,886,000	$ 1.67	$ 1.59
Fiscal 2006					
December	$ 14,259,000	$ 5,636,000	$ 147,000	$ .03	$ .03
March	12,223,000	4,578,000	(848,000)	(.19)	(.19)
June	14,675,000	5,914,000	37,000	.01	.01
September	15,122,000	5,966,000	117,000	.03	.03
Total	$ 56,279,000	$ 22,094,000	$ (547,000)	$ (.12)	$ (.12)

The fourth quarter ended September 30, 2007 net income (loss) figure of $4,934,000 includes a $3.4 million income tax benefit relating to the recognition of previously unrecognized U.S. net deferred income tax assets (see Note 4. Income Taxes).

The Company has not declared or paid cash dividends on its common stock for any of the foregoing periods.

Because of changes in the number of common shares outstanding and market price fluctuations affecting outstanding stock options, the sum of quarterly earnings per share may not equal the earnings per share for the full year.

SCHEDULE II

VICON INDUSTRIES, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

Years ended September 30, 2007, 2006, and 2005

Description	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
Allowance for uncollectible accounts:				
September 30, 2007	$1,325,000	$ 37,000	$400,000	$ 962,000
September 30, 2006	$1,297,000	$ 48,000	$ 20,000	$1,325,000
September 30, 2005	$1,162,000	$198,000	$ 63,000	$1,297,000
Deferred income tax valuation allowance:				
September 30, 2007	$5,286,000	$ -	$4,739,000	$ 547,000
September 30, 2006	$4,863,000	$ 423,000	$ -	$5,286,000
September 30, 2005	$3,844,000	$1,019,000	$ -	$4,863,000

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VICON INDUSTRIES, INC.

By /s/ Kenneth M. Darby	By /s/ John M. Badke
Kenneth M. Darby	John M. Badke
Chairman and	Senior Vice President, Finance
Chief Executive Officer	and Chief Financial Officer

January 15, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated:

VICON INDUSTRIES, INC.

/s/ Kenneth M. Darby		January 15, 2008
Kenneth M. Darby	Chairman and CEO	Date
/s/ Clifton H.W. Maloney		January 15, 2008
Clifton H.W. Maloney	Director	Date
/s/ Peter F. Neumann		January 15, 2008
Peter F. Neumann	Director	Date
/s/ W. Gregory Robertson		January 15, 2008
W. Gregory Robertson	Director	Date
/s/ Arthur D. Roche		January 15, 2008
Arthur D. Roche	Director	Date

END

Corporate Directory

Officers

Kenneth M. Darby
President and CEO

Christopher J. Wall
Managing Director, Vicon Industries Ltd.

Yigal Abiri
General Manager, Vicon Systems Ltd.

John M. Badke
Senior Vice President, Finance and
Chief Financial Officer

Peter A. Horn
Vice President, Operations

Bret M. McGowan
Vice President, U.S. Sales and Marketing

Yacov A. Pshtissky
Vice President, Technology
and Development

Directors

Kenneth M. Darby
Chairman

Clifton H.W. Maloney
President
C.H.W. Maloney & Co., Inc

Peter F. Neumann
Retired President
Flynn-Neumann Agency, Inc.

W. Gregory Robertson
Chairman
TM Capital Corp.

Arthur D. Roche
Retired Executive Vice President
Vicon Industries, Inc.
Retired Partner
Arthur Andersen & Co.

Corporate Headquarters

89 Arkay Drive
Hauppauge, NY 11788
(631) 952-CCTV (2288)

Principal Offices
Hauppauge, New York
Fareham, England
Neumunster, Germany
Yavne, Israel

Subsidiaries
Vicon Industries Ltd.
Vicon Systems Ltd.

Transfer Agent
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
www.computershare.com

Bank
Washington Mutual Bank
100 Adams Avenue
Hauppauge, NY 11788

General Counsel
Schoeman, Updike & Kaufman LLP
60 East 42nd Street
New York, NY 10165

Auditor
BDO Seidman, LLP
401 Broadhollow Road
Melville, New York, 11747

END